Exhibit 99.1

BCE Inc.

2014 **SECOND QUARTER** SHAREHOLDER REPORT

Q2

AUGUST 6, 2014

TABLE OF CONTENTS

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS			1

1	OVERVIEW		3
	1.1	Financial Highlights	3
	1.2	Key Corporate and Business Developments	4
	1.3	Capital Markets Strategy	5
	1.4	Assumptions	6

2	CONSOLIDATED FINANCIAL ANALYSIS		7
	2.1	BCE Consolidated Income Statements	7
	2.2	Customer Connections	8
	2.3	Operating Revenues	9
	2.4	Operating Costs	10
	2.5	Adjusted EBITDA	11
	2.6	Severance, Acquisition and Other Costs	12
	2.7	Depreciation and Amortization	12
	2.8	Finance Costs	13
	2.9	Other (Expense) Income	13
	2.10	Income Taxes	13
	2.11	Net Earnings and EPS	13

3	BUSINESS SEGMENT ANALYSIS		14
	3.1	Bell Wireless	14
	3.2	Bell Wireline	18
	3.3	Bell Media	23
	3.4	Bell Aliant	26

4	FINANCIAL AND CAPITAL MANAGEMENT		29
	4.1	Net Debt	29
	4.2	Outstanding Share Data	29
	4.3	Cash Flows	30
	4.4	Post-Employment Benefit Plans	32
	4.5	Credit Ratings	32
	4.6	Liquidity	32

5	QUARTERLY FINANCIAL INFORMATION		33

6	REGULATORY ENVIRONMENT		34

7	BUSINESS RISKS		35

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS		37
	8.1	Our Accounting Policies	37
	8.2	Non-Gaap Financial Measures and Key Performance Indicators (KPIs)	39
	8.3	Controls and Procedures	41

CONSOLIDATED FINANCIAL STATEMENTS	42

MD&A

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates. Bell means our Bell Wireless, Bell Wireline and Bell Media segments on an aggregate basis. Bell Aliant means, as the context may require, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) on pages 39 to 41 for a list of defined non-GAAP financial measures and performance indicators.

Please refer to our unaudited consolidated financial statements for the second quarter of 2014 when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2013 dated March 6, 2014 (BCE 2013 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2014 dated May 5, 2014 (BCE 2014 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to August 6, 2014, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2013 dated March 6, 2014 (BCE 2013 AIF) and recent financial reports, including the BCE 2013 Annual MD&A and the BCE 2014 First Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, and financial position and other matters for the three months (Q2) and six months (YTD) ended June 30, 2014 and 2013.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A including, in particular, but without limitation, the sections entitled Assumptions, section 1.2, Key Corporate and Business Developments – Privatization of Bell Aliant, section 1.3, Capital Markets Strategy and section 4.6, Liquidity, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of our business outlook, our network deployment plans, the expected timing and completion of the Common Share Offer, Preferred Share Offer, Privatization and Preferred Share Exchange (as such terms are defined in section 1.2, Key Corporate and Business Developments – Privatization of Bell Aliant), certain strategic and financial benefits (including expected synergies and free cash flow accretion) and operational, competitive and cost efficiencies expected to result from the Privatization, the expected sources of funding of the cash component of the Privatization, Bell Canada’s revised net debt leverage ratio target range and the expected return of Bell Canada’s net debt leverage ratio within the revised net debt leverage ratio target range, and our business objectives, plans and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at August 6, 2014 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purposes of providing information concerning the Common Share Offer, Preferred Share Offer, Privatization and Preferred Share Exchange and the expected impacts of the Privatization, and of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing forward-looking statements contained in this MD&A. These assumptions include, without limitation, the assumptions described in the various sections of this MD&A entitled Assumptions, which sections are incorporated by reference in this cautionary statement. We believe that these assumptions were reasonable at August 6, 2014. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, or in the BCE 2014 First Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2013 Annual MD&A remain substantially unchanged.

BCE Inc. 2014 Second Quarter Shareholder Report 1

MD&A

Important risk factors including, without limitation, competitive, regulatory, economic, financial, operational, technological and transactional risks that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements in this MD&A, include, but are not limited to, the risks described in section 6, Regulatory Environment and section 7, Business Risks, which sections are incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 6, 2014. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

2 BCE Inc. 2014 Second Quarter Shareholder Report

1	OVERVIEW	MD&A

1.1 FINANCIAL HIGHLIGHTS

BCE SELECTED QUARTERLY INFORMATION

BCE CUSTOMER CONNECTIONS

BCE INCOME STATEMENTS – SELECTED INFORMATION

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Operating revenues	5,220	5,000	220	4.4%	10,319	9,919	400	4.0%
Bell	4,649	4,424	225	5.1%	9,187	8,772	415	4.7%
Bell Aliant	682	691	(9)	(1.3%)	1,358	1,375	(17)	(1.2%)
Inter-segment eliminations	(111)	(115)	4	3.5%	(226)	(228)	2	0.9%
Operating costs	(3,076)	(2,934)	(142)	(4.8%)	(6,153)	(5,891)	(262)	(4.4%)
Adjusted EBITDA (1)	2,144	2,066	78	3.8%	4,166	4,028	138	3.4%
Bell	1,830	1,744	86	4.9%	3,538	3,385	153	4.5%
Bell Aliant	314	322	(8)	(2.5%)	628	643	(15)	(2.3%)
Adjusted EBITDA margin (1)	41.1%	41.3%		(0.2%)	40.4%	40.6%		(0.2%)
Bell	39.4%	39.4%		–	38.5%	38.6%		(0.1%)
Bell Aliant	46.0%	46.6%		(0.6%)	46.2%	46.8%		(0.6%)
Net earnings attributable to:
Common shareholders	606	571	35	6.1%	1,221	1,137	84	7.4%
Preferred shareholders	33	33	–	0.0%	66	66	–	0.0%
Non-controlling interest	68	67	1	1.5%	134	140	(6)	(4.3%)
Net earnings	707	671	36	5.4%	1,421	1,343	78	5.8%
Adjusted net earnings (1)	640	594	46	7.7%	1,266	1,193	73	6.1%
Net earnings per common share (EPS)	0.78	0.74	0.04	5.4%	1.57	1.47	0.10	6.8%
Adjusted EPS (1)	0.82	0.77	0.05	6.5%	1.63	1.54	0.09	5.8%

(1)	Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) – Non-GAAP Financial Measures – Adjusted EBITDA and Adjusted EBITDA Margin and Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including, for Adjusted net earnings and Adjusted EPS, reconciliations to the most comparable IFRS financial measures.

BCE Inc. 2014 Second Quarter Shareholder Report 3

1	OVERVIEW	MD&A

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Cash flows from operating activities	1,850	1,868	(18)	(1.0%)	2,832	2,908	(76)	(2.6%)
Capital expenditures	(937)	(830)	(107)	(12.9%)	(1,666)	(1,552)	(114)	(7.3%)
Free cash flow (1)	815	903	(88)	(9.7%)	1,077	1,150	(73)	(6.3%)

(1)	Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) – Non-GAAP Financial Measures – Free Cash Flow and Free Cash Flow per Share in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

BCE revenue growth of 4.4%, together with well-controlled operating costs, resulted in Adjusted EBITDA growth of 3.8% that yielded a relatively stable Adjusted EBITDA margin of 41.1%. This reflected improved year-over-year financial performance at Bell, offset partly by modest year-over-year declines in revenues and Adjusted EBITDA at Bell Aliant. Bell revenue growth of 5.1% generated a 4.9% increase in Adjusted EBITDA this quarter, while Bell Aliant’s revenues and Adjusted EBITDA decreased $9 million and $8 million, respectively, or 1.3% and 2.5%, compared to last year.

Higher Bell Adjusted EBITDA, which reflected the acquisition of Astral Media Inc. (Astral) on July 5, 2013, now part of our Bell Media segment, was supported by strong wireless Adjusted EBITDA growth of 9.5%. Our Bell Wireline segment continued to improve the year-over-year rate of revenues and Adjusted EBITDA decline through disciplined television (TV) and Internet subscriber acquisition, fewer losses in traditional home landlines, and effective cost management that helped to largely offset the adverse financial impact from ongoing legacy voice and data revenue erosion and competitive pricing pressures across our residential, business and wholesale markets.

We generated $707 million of net earnings in the second quarter of 2014, representing a 5.4% year-over-year increase, which yielded free cash flow of $815 million. Despite strong Adjusted EBITDA growth this quarter, free cash flow declined, year over year, as a result of a planned increase in capital expenditures and higher cash taxes paid.

In the second quarter of 2014, BCE paid $480 million in dividends to its common shareholders, representing a 6.2% increase compared to last year.

1.2 KEY CORPORATE AND BUSINESS DEVELOPMENTS

PRIVATIZATION OF BELL ALIANT

On July 23, 2014, BCE announced that it will offer to acquire all of the issued and outstanding common shares of Bell Aliant that it does not currently own (Privatization) through a common share tender offer (Common Share Offer). Bell Aliant, which is already controlled by BCE, is a regional communications provider. The Privatization is expected to simplify BCE’s corporate structure and increase overall operating and capital investment efficiencies while supporting BCE’s broadband investment strategy and dividend growth objective with strong free cash flow accretion.

BCE intends to acquire all of the approximately 127.5 million issued and outstanding common shares held by public minority shareholders of Bell Aliant for a total consideration of approximately $3.95 billion. Public minority shareholders of Bell Aliant can elect to receive, for each common share, either (a) $31.00 in cash, (b) 0.6371 of a BCE common share, or (c) $7.75 in cash and 0.4778 of a BCE common share. Shareholders electing alternative (a) or (b) will be subject to pro-ration such that the aggregate consideration will be paid 25 per cent in cash and 75 per cent in BCE common shares.

The Common Share Offer is expected to be commenced in mid-August and to expire in the second half of September. As part of the transaction, the regular quarterly dividend that would have been payable on Bell Aliant common shares on October 6, 2014 will not be declared by Bell Aliant. In addition, Bell Aliant public minority shareholders who receive BCE common shares in the Common Share Offer will not receive BCE’s third quarter dividend declared on August 7, 2014 and payable on October 15, 2014, with regards to such shares. BCE expects the Privatization to be completed by November 30, 2014, subject to certain conditions set forth in the support agreement dated July 23, 2014 entered into between BCE, Bell Aliant and Bell Aliant Preferred Equity Inc. (Prefco), a copy of which is available under Bell Aliant’s SEDAR profile at Sedar.com (Support Agreement).

BCE also intends to offer to all holders of preferred shares of Prefco (Preferred Share Offer) the opportunity to exchange their Prefco preferred shares for BCE preferred shares with the same financial terms as the existing Prefco preferred shares (Preferred Share Exchange), subject to the terms and conditions of the Preferred Share Offer. Completion of the Common Share Offer and the Privatization are not conditional upon completion of the Preferred Share Offer and the Preferred Share Exchange. Completion of the Preferred Share Offer is conditional upon satisfaction of the conditions of the Common Share Offer and certain other conditions set forth in the Support Agreement.

On August 5, 2014, Competition Act clearance was obtained. Accordingly, subject to the listing requirements of the Toronto and the New York stock exchanges, all regulatory conditions have been met to complete the Privatization and the Preferred Share Exchange.

The Common Share Offer and the Preferred Share Offer have been unanimously recommended to the common shareholders and to the preferred shareholders by all the directors of Bell Aliant and Prefco, respectively, other than any interested directors. The special committee of independent directors of Bell Aliant and Prefco received fairness opinions in respect of the offers.

BCE will fund the cash component of the Privatization from available sources of liquidity and will issue approximately 61 million common shares for the equity portion of the Privatization, resulting in the Bell Aliant public minority shareholders owning approximately 7% of BCE’s common equity after the completion of the Privatization.

As BCE already consolidates the financial results of Bell Aliant, the Privatization will be accounted for as an equity transaction.

4 BCE Inc. 2014 Second Quarter Shareholder Report

1	OVERVIEW	MD&A

ASTRAL ASSET DIVESTITURE UPDATE

In order to approve BCE’s acquisition of Astral, the Competition Bureau and the Canadian Radio-television and Telecommunications Commission (CRTC) required the divestiture of eleven Astral TV services and ten Astral and Bell Media English-language radio stations. On July 31, 2014, Bell completed the sale of three TV services (Family (including Disney Junior English), Disney XD and Disney French services) to DHX Media Ltd., generating proceeds of approximately $170 million.

The sale of the remaining two Astral TV services to V Media Group (MusiquePlus and MusiMax) is expected to be completed later this year. The proposed transaction is subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, approval by the CRTC.

AWS-3 WIRELESS SPECTRUM AUCTION

On July 28, 2014, Industry Canada released a consultation paper seeking input regarding a technical, policy and licensing framework which will govern the auction, previously announced on July 7, 2014, of 50 MHz of spectrum in the 1755-1780 MHz and 2155-2180 MHz range designated as the Advanced Wireless Services-3 (AWS-3) band. The consultation paper indicates that Industry Canada plans to hold the auction in March 2015 just in advance of the auction of 2500 MHz spectrum previously announced and scheduled for April 2015. Of the 50 MHz of available spectrum, one 30 MHz block is reserved as a new entrant set aside. Qualified new entrants would be those who have deployed their 2008 AWS auction spectrum and who are actually serving customers. The remaining 20 MHz block is available to any bidder including large national or provincially-based incumbents. Comments in response to Industry Canada’s proposals in the consultation paper are due to be submitted by September 4, 2014 with reply comments due to be submitted by October 2, 2014.

BELL RECOGNIZED AS A LEADER IN SUSTAINABILITY

Bell has been recognized as a leader in sustainability on the 2014 Best 50 Corporate Citizens in Canada Ranking by Corporate Knights. The annual ranking assesses companies based on their energy efficiency, waste reduction, workplace practices and other factors. This year, Bell was 17th overall and #1 in the telecommunications industry. Bell was singled out as one of nine sector leaders in this year’s Best 50. As the only Canadian communications company with ISO 14001 environmental certification, Bell has been a leader in minimizing our carbon footprint. On a broader level, Bell’s commitment to sustainability is an important part of our day-to-day business operations and reflected each time we talk to customers, shareholders, suppliers and partners, or any of the communities where we live and work.

1.3 CAPITAL MARKETS STRATEGY

CAPITAL STRUCTURE

Concurrent with the announcement of the Privatization, Bell Canada increased its net debt1 leverage ratio target range from 1.5 to 2.0 times Adjusted EBITDA2 to 1.75 to 2.25 times Adjusted EBITDA. The new target range remains aligned with our strong investment-grade credit rating policy and is supported by Bell Canada’s improved business risk profile, larger scale and strong free cash flow generation relative to when the previous target range was established in 2009. Our net debt leverage ratio is expected to be approximately 2.55 times Adjusted EBITDA after the Privatization. That ratio is expected to improve and return within the revised net debt leverage ratio target range through growth in free cash flow and applying free cash flow after dividends to the reduction of Bell Canada’s indebtedness. Neither the change in the net debt leverage ratio target range nor the expected net debt leverage ratio after the Privatization affected BCE’s or Bell Canada’s credit ratings or outlook.

(1)	Net debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) – Non-GAAP Financial Measures – Net Debt in this MD&A for more details. Net debt is debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents.
(2)	For the purposes of calculating Bell Canada’s net debt leverage ratio, Adjusted EBITDA is defined as twelve-month trailing Bell Adjusted EBITDA including dividends from Bell Aliant to BCE.

BCE Inc. 2014 Second Quarter Shareholder Report 5

1	OVERVIEW	MD&A

1.4 ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in the BCE 2014 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business Segment Analysis of this MD&A.

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY
  Growth in the Canadian GDP of 2.2% in 2014, based on the Bank of Canada’s most recent estimate, a ten basis point decrease compared to an earlier estimate of 2.3%
  A faster pace of employment growth compared to 2013
MARKET ASSUMPTIONS
  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher, but slowing, wireless industry penetration driven by the increasing adoption of smartphones, tablets and other fourth generation (4G) devices, the expansion of long-term evolution (LTE) service in non-urban markets, the availability of new data applications and services, as well as population growth
  A softer advertising market for Bell Media
6 BCE Inc. 2014 Second Quarter Shareholder Report

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

This section provides detailed information and analysis about BCE’s performance in Q2 and YTD 2014 compared to Q2 and YTD 2013. It focuses on BCE’s consolidated operating results and provides financial information for each of our businesses. For further discussion and analysis of our Bell Wireless, Bell Wireline, Bell Media and Bell Aliant business segments, refer to section 3, Business Segment Analysis.

2.1 BCE CONSOLIDATED INCOME STATEMENTS

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Operating revenues	5,220	5,000	220	4.4%	10,319	9,919	400	4.0%
Operating costs	(3,076)	(2,934)	(142)	(4.8%)	(6,153)	(5,891)	(262)	(4.4%)
Adjusted EBITDA	2,144	2,066	78	3.8%	4,166	4,028	138	3.4%
Severance, acquisition and other costs	(54)	(28)	(26)	(92.9%)	(92)	(61)	(31)	(50.8%)
Depreciation	(708)	(681)	(27)	(4.0%)	(1,407)	(1,356)	(51)	(3.8%)
Amortization	(171)	(161)	(10)	(6.2%)	(338)	(324)	(14)	(4.3%)
Finance costs
Interest expense	(229)	(228)	(1)	(0.4%)	(464)	(449)	(15)	(3.3%)
Interest on post-employment benefit obligations	(26)	(38)	12	31.6%	(51)	(75)	24	32.0%
Other (expense) income	(13)	(63)	50	79.4%	74	17	57	n.m.
Income taxes	(236)	(196)	(40)	(20.4%)	(467)	(437)	(30)	(6.9%)
Net earnings	707	671	36	5.4%	1,421	1,343	78	5.8%
Net earnings attributable to:
Common shareholders	606	571	35	6.1%	1,221	1,137	84	7.4%
Preferred shareholders	33	33	–	0.0%	66	66	–	0.0%
Non-controlling interest	68	67	1	1.5%	134	140	(6)	(4.3%)
Net earnings	707	671	36	5.4%	1,421	1,343	78	5.8%
Adjusted net earnings	640	594	46	7.7%	1,266	1,193	73	6.1%
EPS	0.78	0.74	0.04	5.4%	1.57	1.47	0.10	6.8%
Adjusted EPS	0.82	0.77	0.05	6.5%	1.63	1.54	0.09	5.8%

n.m.: not meaningful

BCE Inc. 2014 Second Quarter Shareholder Report 7

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.2 CUSTOMER CONNECTIONS

BCE (BELL AND BELL ALIANT)

TOTAL CONNECTIONS

	Q2 2014	Q2 2013	% CHANGE
Wireless Subscribers	7,951,494	7,860,429	1.2%
Postpaid	6,900,148	6,699,101	3.0%
High-speed Internet Subscribers	3,180,762	3,066,571	3.7%
TV (Satellite and Internet Protocol Television (IPTV) Subscribers)	2,562,840	2,377,021	7.8%
Total Growth Services	13,695,096	13,304,021	2.9%
Wireline Network Access Service (NAS) lines	7,331,909	7,851,441	(6.6%)
Total Services	21,027,005	21,155,462	(0.6%)

NET ACTIVATIONS

	Q2 2014	Q2 2013	% CHANGE	YTD 2014	YTD 2013	% CHANGE
Wireless Subscribers	42,898	44,954	(4.6%)	26,462	35,539	(25.5%)
Postpaid	67,951	98,130	(30.8%)	102,055	157,274	(35.1%)
High-speed Internet
Subscribers	17,544	8,687	102.0%	44,126	21,336	106.8%
TV (Satellite and IPTV
Subscribers)	33,369	36,820	(9.4%)	73,592	64,956	13.3%
Total Growth Services	93,811	90,461	3.7%	144,180	121,831	18.3%
Wireline NAS lines	(130,920)	(144,314)	9.3%	(263,660)	(284,868)	7.4%
Total Services	(37,109)	(53,853)	31.1%	(119,480)	(163,037)	26.7%

BCE attracted 93,811 net new customer connections to its growth services in Q2 2014, up 3.7% compared to Q2 2013. This was comprised of:

  67,951 postpaid wireless customers, offset partly by the loss of 25,053 prepaid wireless customers
  17,544 high-speed Internet customers
  33,369 TV subscribers, reflecting the addition of 59,132 new IPTV customers

In the first six months of 2014, BCE added 144,180 net new growth service customers, representing an 18.3% increase over the same six-month period last year. This consisted of:

  102,055 postpaid wireless customers, offset partly by the loss of 75,593 prepaid wireless customers
  44,126 high-speed Internet customers
  73,592 TV subscribers, reflecting the addition of 125,510 new IPTV customers

NAS net losses were 130,920 in Q2 2014 and 263,660 in the first half of 2014, representing improvements of 9.3% and 7.4%, respectively, over the corresponding periods in 2013.

Total BCE customer connections across all services decreased 0.6%, year over year, due to the continued, but moderating, decline in legacy wireline NAS lines. At June 30, 2014, BCE served a total of:

  7,951,494 wireless customers, up 1.2%, which included 6,900,148 postpaid customers, an increase of 3.0% since the end of Q2 2013
  3,180,762 high-speed Internet customers, up 3.7% from Q2 2013
  2,562,840 total TV customers, up 7.8%, which included 783,023 IPTV customers, an increase of 58.2% compared to Q2 2013
  7,331,909 total wireline NAS lines, a decrease of 6.6% from Q2 2013
8 BCE Inc. 2014 Second Quarter Shareholder Report

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.3 OPERATING REVENUES

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Bell Wireless	1,522	1,442	80	5.5%	2,994	2,851	143	5.0%
Bell Wireline	2,485	2,506	(21)	(0.8%)	4,947	5,014	(67)	(1.3%)
Bell Media	761	559	202	36.1%	1,483	1,072	411	38.3%
Inter-segment eliminations	(119)	(83)	(36)	(43.4%)	(237)	(165)	(72)	(43.6%)
Bell	4,649	4,424	225	5.1%	9,187	8,772	415	4.7%
Bell Aliant	682	691	(9)	(1.3%)	1,358	1,375	(17)	(1.2%)
Inter-segment eliminations	(111)	(115)	4	3.5%	(226)	(228)	2	0.9%
Total BCE operating revenues	5,220	5,000	220	4.4%	10,319	9,919	400	4.0%

BCE

Total operating revenues for BCE were up 4.4% and 4.0% in the second quarter and first six months of 2014, respectively, due to higher revenues at Bell. This was offset partly by lower year-over-year operating revenues at Bell Aliant.

BELL

Bell operating revenues increased 5.1% in Q2 2014, comprised of service revenues of $4,282 million, which were 5.8% higher than in Q2 2013, and product revenues of $367 million, which decreased 2.1% compared to second quarter of last year. Higher Bell operating revenues were driven by year-over-year increases at both Bell Wireless and Bell Media, which included the acquisition of Astral, moderated by modestly lower revenues at Bell Wireline compared to Q2 2013.

Similarly, in the first half of 2014, operating revenues for Bell grew 4.7% and consisted of service revenues of $8,470 million, representing a 5.4% increase over the first six months of 2013, as well as product revenues of $717 million, which were 2.6% lower than the same period last year.

BELL WIRELESS

Revenues increased 5.5% this quarter and 5.0% year to date, as a result of a larger postpaid customer base and higher blended average revenue per user (ARPU) that was driven by greater data usage, attributable to greater smartphone customer penetration, higher average rate plan pricing resulting from the move from three-year to two-year contracts starting in the third quarter of 2013 and a price increase implemented in the first quarter of 2014.

BELL WIRELINE

Revenues decreased 0.8% and 1.3% in the second quarter and first six months of 2014, respectively, reflecting the ongoing decline in legacy voice and data revenues, competitive pricing pressures in our residential, business and wholesale markets, and decreased business data product sales. Higher Internet and TV service revenues, as well as growth in Internet protocol (IP) broadband connectivity revenues, moderated the year-over-year decline in Bell Wireline revenues.

BELL MEDIA

Revenues increased 36.1% in Q2 2014 and 38.3% year to date, due to the acquisition of Astral on July 5, 2013 and year-over-year growth in subscriber revenues from the flow-through of market-based rate increases primarily for certain Bell Media specialty services.

BELL ALIANT

Revenues decreased 1.3% this quarter and 1.2% year to date as the continued declines in local and access, long distance and equipment and other revenues, mainly due to the impact from intense competitive pricing pressures and continued migration of customers to wireless and IP-based technologies in both consumer and business markets, exceeded growth in Internet, TV and other IP broadband connectivity service revenues.

BCE Inc. 2014 Second Quarter Shareholder Report 9

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.4 OPERATING COSTS

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Bell Wireless	(855)	(833)	(22)	(2.6%)	(1,699)	(1,657)	(42)	(2.5%)
Bell Wireline	(1,532)	(1,527)	(5)	(0.3%)	(3,064)	(3,077)	13	0.4%
Bell Media	(551)	(403)	(148)	(36.7%)	(1,123)	(818)	(305)	(37.3%)
Inter-segment eliminations	119	83	36	43.4%	237	165	72	43.6%
Bell	(2,819)	(2,680)	(139)	(5.2%)	(5,649)	(5,387)	(262)	(4.9%)
Bell Aliant	(368)	(369)	1	0.3%	(730)	(732)	2	0.3%
Inter-segment eliminations	111	115	(4)	(3.5%)	226	228	(2)	(0.9%)
Total BCE operating costs	(3,076)	(2,934)	(142)	(4.8%)	(6,153)	(5,891)	(262)	(4.4%)

BCE

Total operating costs increased 4.8% and 4.4% in the second quarter and first half of 2014, respectively, driven by higher operating costs at Bell. Bell Aliant’s operating costs were essentially unchanged year over year.

BELL

Consistent with growth in operating revenues, total Bell operating costs increased 5.2% in Q2 2014 and 4.9% year to date, mainly reflecting higher operating costs in our Bell Media segment, due primarily to the acquisition of Astral, as well as at Bell Wireless.

BELL WIRELESS

The 2.6%, or $22 million, year-over-year increase in operating costs this quarter, and the 2.5%, or $42 million increase in the first six months of 2014 reflected:

  Higher customer retention spending that reflected a greater number of handset upgrades combined with higher upfront discounts, increased network operating costs attributable to LTE network expansion and usage, and higher payments to other carriers due to greater data roaming volumes
  Increased marketing expenses in the first quarter of 2014, attributable largely to advertising during the Sochi 2014 Winter Olympics

These factors were offset partly by:

  Lower subscriber acquisition costs reflecting fewer year-over-year gross activations and promotional discipline, decreased labour costs driven mainly by reduced customer call volumes, lower wireless content costs and decreased bad debt expense

BELL WIRELINE

Operating costs in Q2 2014 remained relatively stable, year over year, increasing a modest $5 million, or 0.3%, compared to last year. In the first six months of 2014, operating costs improved $13 million, or 0.4%, compared to the same period last year.

The year-over-year increase in wireline operating costs can be attributed to:

  Increased programming costs for Bell TV due to a higher number of subscribers and TV content rates, increased customer service costs to support TV and Internet subscriber growth and to improve service levels, higher payments to other carriers, higher operating taxes, as well as increased fleet management costs

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs include wages, salaries, and related taxes and benefits; post-employment benefit plans service cost (net of capitalized amounts); and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, Information Technology (IT) costs, professional service fees and rent.

10 BCE Inc. 2014 Second Quarter Shareholder Report

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

These factors were largely offset by:

  Lower cost of goods sold due to decreased data product and equipment sales, lower bad debt expense and decreased advertising
  Lower post-employment benefit plans service cost resulting from a higher discount rate used in 2014 compared to 2013 to value post-employment benefit obligations

Additionally, on a year-to-date basis, a charge recorded in Q1 2013 related to a CRTC decision in respect of our wholesale high-speed access services business that did not recur this year offset the increase in operating costs.

BELL MEDIA

Operating costs increased 36.7%, or $148 million, this quarter and 37.3%, or $305 million year to date, driven by the acquisition of Astral, higher conventional and entertainment specialty TV programming costs, and increased costs for sports broadcast rights. Cost synergies realized from the integration of Astral into Bell Media moderated the year-over-year increase in Bell Media operating costs.

BELL ALIANT

Operating costs were essentially unchanged, year over year, decreasing 0.3%, or $1 million, in the second quarter of 2014 and 0.3%, or $2 million, in the first half of 2014.

2.5 ADJUSTED EBITDA

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Bell Wireless	667	609	58	9.5%	1,295	1,194	101	8.5%
Bell Wireline	953	979	(26)	(2.7%)	1,883	1,937	(54)	(2.8%)
Bell Media	210	156	54	34.6%	360	254	106	41.7%
Total Bell Adjusted EBITDA	1,830	1,744	86	4.9%	3,538	3,385	153	4.5%
Bell Adjusted EBITDA margin	39.4%	39.4%		0.0%	38.5%	38.6%		(0.1%)
Bell Aliant	314	322	(8)	(2.5%)	628	643	(15)	(2.3%)
Total BCE Adjusted EBITDA	2,144	2,066	78	3.8%	4,166	4,028	138	3.4%
BCE Adjusted EBITDA margin	41.1%	41.3%		(0.2%)	40.4%	40.6%		(0.2%)

BCE

Adjusted EBITDA increased 3.8% this quarter and 3.4% year to date, yielding Adjusted EBITDA margins of 41.1% and 40.4% compared to 41.3% and 40.6%, respectively, in the second quarter and first half of 2013. The year-over-year increases in Adjusted EBITDA were due to improved performance at Bell, offset partly by a decline at Bell Aliant.

BELL

Bell’s Adjusted EBITDA increased 4.9% and 4.5% in the second quarter and first half of 2014, respectively, driven by:

  Strong Adjusted EBITDA growth at Bell Wireless that was offset partly by lower Bell Wireline Adjusted EBITDA
  Our acquisition of Astral, which contributed to significantly higher Bell Media Adjusted EBITDA

Bell’s consolidated Adjusted EBITDA margin remained relatively stable at 39.4% this quarter and 38.5% year to date, compared to 39.4% and 38.6% in the same periods in 2013. This margin stability was achieved, even with a higher percentage of lower margin media revenues in Bell’s revenue mix, due to the Astral acquisition, as a result of:

BCE Inc. 2014 Second Quarter Shareholder Report 11

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

  The positive margin impact from the flow-through of higher year-over-year wireless ARPU, disciplined spending on subscriber acquisition and customer retention across our wireless and wireline products, diminishing wireline voice erosion, and well-controlled wireline operating costs

Year to date, increased weather-related wireline network operating costs and weaker year-over-year sales at The Source (Bell) Electronics Inc. (The Source), due largely to reduced store traffic attributable to severe winter weather experienced during the first quarter of 2014, had an unfavourable impact on Bell’s Adjusted EBITDA margin.

BELL WIRELESS

Bell Wireless Adjusted EBITDA increased 9.5% in Q2 2014 and 8.5% in the first half of 2014, as a result of:

  Higher operating revenues, driven by a larger postpaid customer base and higher ARPU
  Disciplined subscriber acquisition spending

BELL WIRELINE

Bell Wireline Adjusted EBITDA declined 2.7% and 2.8% in the second quarter and first half of 2014, respectively, due to:

  The ongoing loss of high-margin legacy voice and data revenues
  Ongoing competitive pricing pressures in our residential, business and wholesale markets
  Increased TV programming costs
  Higher customer service costs to support residential subscriber growth and to improve service levels

Additionally, the unfavourable impact on sales from decreased store traffic at The Source and on network operating costs, due to adverse winter weather conditions experienced in the first quarter of 2014, contributed to lower Bell Wireline Adjusted EBITDA in the first half of the year.

BELL MEDIA

Bell Media Adjusted EBITDA increased 34.6% this quarter and 41.7% in the first six months of 2014, due to:

  The incremental financial contribution from the acquisition of Astral on July 5, 2013
  Higher subscriber revenues from the flow through of market-based rate increases on specialty services

BELL ALIANT

Bell Aliant’s Adjusted EBITDA decreased 2.5% in the second quarter of 2014 and 2.3% in the first half of 2014, due to the ongoing decline in higher-margin voice revenues that were not offset fully by growth in lower-margin data service revenues.

2.6 SEVERANCE, ACQUISITION AND OTHER COSTS

2014

Severance, acquisition and other costs of $54 million in the second quarter of 2014 and $92 million on a year-to-date basis included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $22 million in Q2 2014 and $41 million on a year-to-date basis
  Acquisition and other charges of $32 million in Q2 2014 and $51 million on a year-to-date basis, includes $16 million relating to an additional CRTC tangible benefits obligation as part of our acquisition of Astral.

2013

Severance, acquisition and other costs of $28 million in the second quarter of 2013 and $61 million on a year-to-date basis included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $30 million in Q2 2013 and $53 million on a year-to-date basis
  Acquisition costs and other credits of $2 million in Q2 2013 and other costs of $8 million on a year-to-date basis

2.7 DEPRECIATION AND AMORTIZATION

DEPRECIATION

Depreciation in the second quarter and on a year-to-date basis in 2014 increased $27 million and $51 million, respectively, compared to the same periods in 2013 due to a higher depreciable asset base as we continued to invest in our broadband and wireless networks, and our IPTV service, as well as incremental depreciation due to our acquisition of Astral on July 5, 2013.

AMORTIZATION

Amortization in the second quarter and on a year-to-date basis in 2014 increased $10 million and $14 million, respectively, compared to the same periods in 2013 due to incremental amortization from the acquisition of Astral on July 5, 2013 and a higher net asset base.

Included in operating costs is amortization expense relating to the fair value of certain programming rights, resulting from the allocation of the purchase price for Bell Media, of $18 million in the second quarter of 2014 and $37 million on a year-to-date basis, compared to $16 million in Q2 2013 and $34 million year to date in 2013.

12 BCE Inc. 2014 Second Quarter Shareholder Report

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.8 FINANCE COSTS

INTEREST EXPENSE

Interest expense in the second quarter and on a year-to-date basis in 2014 increased $1 million and $15 million, respectively, compared to the same periods in 2013, as a result of higher average debt levels primarily related to our acquisition of Astral, partly offset by lower average interest rates.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. As a result of an increase in market interest rates on January 1, 2014, we increased our discount rate to 4.9% from 4.4% in 2013.

In the second quarter and on a year-to-date basis in 2014, interest on post-employment benefit obligations decreased by $12 million and $24 million, respectively, compared to the same periods last year. The decrease is due to a lower post-employment benefit obligation as a result of the higher discount rate.

The impacts of changes in market conditions on the post-employment benefit obligation during the year are recognized in other comprehensive income (OCI).

2.9 OTHER (EXPENSE) INCOME

2014

Other expense of $13 million in the second quarter of 2014 included net mark-to-market losses of $22 million on derivatives used as economic hedges of share-based compensation and United States (U.S.) dollar purchases, $12 million of losses from our equity investments and losses on disposal of software, plant and equipment of $9 million. These were partially offset by foreign exchange gains in Q2 2014, due to a stronger Canadian dollar, as well as a dividend income of $5 million from earnings generated in trust prior to the divestiture of Bell Media assets held for sale.

Other income of $74 million in the first half of 2014 included dividend income of $37 million from earnings generated in trust prior to the divestiture of Bell Media assets held for sale, foreign exchange gains due to a stronger Canadian dollar, $16 million gains on investments and net mark-to-market gains of $16 million on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases. These were partially offset by losses on disposal of software, plant and equipment of $17 million.

2013

Other expense of $63 million in the second quarter of 2013 included net mark-to-market losses of $54 million on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases, as well as a $10 million premium paid on the early redemption of Bell Aliant’s Medium-term Notes (MTNs).

Other income of $17 million in the first half of 2013 reflected a distribution of a pension surplus of $36 million and net mark-to-market gains of $17 million on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases. These were offset partly by premiums paid of $27 million on the early redemption of Bell Canada’s Series EA debentures and Bell Aliant’s MTNs, as well as losses on disposal and retirement of software, plant and equipment of $16 million.

2.10 INCOME TAXES

Income taxes in the second quarter and on a year-to-date basis in 2014 represented an increase of $40 million and $30 million, respectively, compared to the same periods last year, due to the lower value of uncertain tax positions favourably resolved in 2014 compared to 2013 and higher taxable income in 2014.

2.11 NET EARNINGS AND EPS

Net earnings attributable to common shareholders in the second quarter and in the first half of 2014 increased $35 million, or $0.04 per common share, and $84 million, or $0.10 per common share, respectively. The increase in Q2 2014 was due to higher Adjusted EBITDA, and lower net mark-to-market losses on derivatives used as economic hedges, partly offset by higher severance, acquisition and other costs, higher depreciation expense and higher income taxes. Year to date, the increase was due to higher Adjusted EBITDA and dividend income from divested assets, partly offset by a distribution of a pension surplus in 2013, higher severance, acquisition and other costs, higher depreciation and higher income taxes.

Excluding the impact of severance, acquisition and other costs, net gains on investments, and premiums on early redemption of debt, Adjusted net earnings in the second quarter of 2014 was $640 million, or $0.82 per common share, compared to $594 million, or $0.77 per common share for the same period last year. Adjusted net earnings in the first half of 2014 was $1,266 million, or $1.63 per common share, compared to $1,193 million, or $1.54 per common share for the first six months of 2013.

BCE Inc. 2014 Second Quarter Shareholder Report 13

3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

3.1 BELL WIRELESS

KEY BUSINESS DEVELOPMENTS

700 MHZ NETWORK ROLLOUT TO BE COMPLETED BY END OF 2015; EXPANSION OF WIRELESS LTE NETWORK

On May 26, 2014, we announced our objective to complete our nation-wide 700 MHz spectrum network rollout by the end of 2015, which will bring advanced LTE service to more than 97% of Canadians. Bell was first in Canada to deploy its 700 MHz spectrum in the Hamilton area at the beginning of the second quarter of 2014. 700 MHz spectrum can more easily reach remote areas with fewer cell sites, is more cost-efficient for carriers to deploy, and has stronger cellular signals to penetrate buildings.

Additionally, BCE also announced on July 23, 2014 certain investments in Atlantic Canada, including the next phase of its national buildout of mobile 4G LTE service in Atlantic Canada, with more than 100 additional small towns and rural locations across the region expected to benefit from enhanced mobile service by the end of 2015.

WIRELESS ROAMING PRICES REDUCED TO MORE DESTINATIONS

Responding to customer demand, Bell has been reducing the cost of mobile roaming in countries that Canadians travel to the most. During the second quarter of 2014, we reduced the cost of mobile data and voice roaming in South Korea. This follows similar decreases for the United States, Europe, China, Japan, Mexico, Australia and New Zealand, Bermuda, Cuba and other Caribbean destinations that were announced by Bell in 2013 and in the first quarter of 2014. Bell is continuing to work with international telecom suppliers to cut the cost of international mobile roaming for Canadian consumers.

MOBILE PAYMENT SERVICE TO BE LAUNCHED WITH TD CANADA TRUST AND CIBC

In the second quarter of 2014, we announced agreements with TD Canada Trust and the Canadian Imperial Bank of Commerce (CIBC) to launch secure mobile payment services that allow customers to pay for everyday purchases with their smartphones. Available on the Bell network with devices that support Near Field Communications (NFC) technology, TD Mobile Payment and CIBC Mobile Payment offer customers a simple, convenient and safe way to pay for purchases. These mobile payment solutions leverage NFC technology to make secure contactless purchases with Android or BlackBerry mobile devices at Visa PayWave enabled merchant point-of-sale terminals. Customers’ credit card information is safely encrypted on a specialized NFC SIM card within the mobile device. The TD and CIBC mobile apps also offer a personal passcode to access their respective mobile payment service, adding another layer of protection. Bell customers will be able to use the mobile payment app on a host of popular smartphones, which currently include the Samsung Galaxy S4, Samsung Galaxy S III, Samsung Galaxy Note II/III, HTC One, Blackberry Q10, Blackberry Z10 and Blackberry 9900, with additional platforms planned for future releases.

WIRELESS DEVICE LINEUP EXPANDED

We continue to bring customers the latest in wireless technology with the introduction of several new smartphones: the Sony Xperia Z2; the Sony Xperia E1, which features a dedicated “Walkman” button that provides quick access to all the user’s music; the Huawei Ascend Y530, a Bell exclusive, with an easy-to-use interface that allows customers to view and access all their important apps on their home screen; and the LG G3 with features such as the Smart Keyboard, which enables users to adjust keyboard size and layout.

FINANCIAL PERFORMANCE ANALYSIS

2014 PERFORMANCE HIGHLIGHTS

14 BCE Inc. 2014 Second Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS RESULTS

REVENUES

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Service	1,404	1,328	76	5.7%	2,768	2,631	137	5.2%
Product	105	99	6	6.1%	199	192	7	3.6%
Total external revenues	1,509	1,427	82	5.7%	2,967	2,823	144	5.1%
Inter-segment revenues	13	15	(2)	(13.3%)	27	28	(1)	(3.6%)
Total Bell Wireless revenues	1,522	1,442	80	5.5%	2,994	2,851	143	5.0%

Bell Wireless operating revenues increased 5.5% in the second quarter of 2014 and 5.0% in the first half of 2014, as a result of higher service and product revenues compared to the same periods in 2013.

  Service revenues were up 5.7% this quarter and 5.2% year to date, reflecting a greater number of postpaid subscribers in our customer base this year and blended ARPU growth driven by higher average monthly access rates on new two-year plans, and increased data usage attributable to growth in smartphone penetration combined with broader 4G LTE network coverage. Wireless data revenues grew by 21.0% in Q2 2014 and was 19.3% higher year to date, while wireless voice revenues decreased 4.6% and 4.0% in the same respective periods.
  Product revenues was up 6.1% and 3.6% in the second quarter and first half of 2014, respectively, due to a higher number of handset upgrades, year over year, and a higher proportion of smartphones in our sales mix
BCE Inc. 2014 Second Quarter Shareholder Report 15

3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Operating Costs	(855)	(833)	(22)	(2.6%)	(1,699)	(1,657)	(42)	(2.5%)
Adjusted EBITDA	667	609	58	9.5%	1,295	1,194	101	8.5%
Total Adjusted EBITDA margin	43.8%	42.2%		1.6%	43.3%	41.9%		1.4%
Service Adjusted EBITDA margin	47.5%	45.9%		1.6%	46.8%	45.4%		1.4%

Bell Wireless operating costs increased 2.6% in the second quarter of 2014 and 2.5% year to date as a result of higher customer retention spending that reflected a greater number of handset upgrades, increased network operating costs attributable to LTE network expansion and usage, and higher payments to other carriers due to greater data roaming volumes. Increased marketing expenses in the first quarter of 2014, attributable largely to advertising during the Sochi 2014 Winter Olympics, also contributed to the year-over-year increase in the first half of 2014. These factors were offset partly by lower subscriber acquisition costs driven by fewer gross activations and promotional discipline, decreased labour costs reflecting reduced customer call volumes, lower wireless content costs and decreased bad debt expense.

Bell Wireless Adjusted EBITDA increased 9.5% in the second quarter of 2014 and 8.5% in the first half of 2014, driven by higher operating revenues, as described previously, and disciplined spending on postpaid subscriber acquisition. As a result of the high flow-through of revenues to Adjusted EBITDA, Bell Wireless Adjusted EBITDA margin, based on wireless service revenues, expanded to 47.5% this quarter and 46.8% year to date from 45.9% and 45.4% in the same respective periods last year.

BELL WIRELESS OPERATING METRICS

	Q2 2014	Q2 2013	CHANGE	% CHANGE	YTD 2014	YTD 2013	CHANGE	% CHANGE
Blended ARPU ($/month)	59.49	56.85	2.64	4.6%	58.70	56.39	2.31	4.1%
Gross activations	383,345	421,647	(38,302)	(9.1%)	735,074	792,864	(57,790)	(7.3%)
Postpaid	291,993	336,052	(44,059)	(13.1%)	567,156	631,188	(64,032)	(10.1%)
Prepaid	91,352	85,595	5,757	6.7%	167,918	161,676	6,242	3.9%
Net activations	41,431	43,566	(2,135)	(4.9%)	25,753	34,609	(8,856)	(25.6%)
Postpaid	66,186	96,390	(30,204)	(31.3%)	100,150	155,887	(55,737)	(35.8%)
Prepaid	(24,755)	(52,824)	28,069	53.1%	(74,397)	(121,278)	46,881	38.7%
Blended churn % (average per month)	1.47%	1.64%		0.17%	1.52%	1.65%		0.13%
Postpaid	1.16%	1.27%		0.11%	1.20%	1.26%		0.06%
Prepaid	3.48%	3.71%		0.23%	3.58%	3.75%		0.17%
Subscribers	7,804,087	7,715,641	88,446	1.1%	7,804,087	7,715,641	88,446	1.1%
Postpaid	6,777,842	6,580,932	196,910	3.0%	6,777,842	6,580,932	196,910	3.0%
Prepaid	1,026,245	1,134,709	(108,464)	(9.6%)	1,026,245	1,134,709	(108,464)	(9.6%)
Cost of acquisition (COA) ($/subscriber)	403	402	(1)	(0.2%)	422	403	(19)	(4.7%)

Blended ARPU increased 4.6% and 4.1% in the second quarter and first half of 2014, respectively. The increases reflected greater data usage driven by a higher proportion of postpaid customers using smartphones and increased traffic on our 4G LTE network, the favourable impact of new two-year rate plan pricing that came into effect in the third quarter of 2013, a rate plan price increase applied in the first quarter of 2014, and a higher percentage of postpaid customers in our total subscriber base. This was partly offset by lower voice ARPU, year over year.

  Data ARPU grew 19.7% this quarter and 18.0% year to date, as a result of higher rate plan prices and greater subscriber penetration of smartphones and other data devices such as tablets that is driving increased use of e-mail, web browsing, social networking, text messaging, mobile TV, picture and video messaging as well as entertainment services such as video streaming. The impact of richer rate plans with higher data usage thresholds, more value added services and lower roaming rates, as well as increasing data usage by customers of wireless fidelity (Wi-Fi) hotspots moderated the year-over-year growth in data ARPU.
  Voice ARPU declined 5.6% in Q2 2014 and 5.1% in the first half of this year, mainly as a result of greater use of included-minute rate plans for both local and long distance calling, competitive pricing pressures and lower overall voice usage as customers increasingly substitute voice services for data features and services

Total gross wireless activations decreased 9.1% and 7.3% in the second quarter and first six months of 2014, respectively, due to lower postpaid gross activations, offset partly by higher prepaid gross activations compared to last year.

  Postpaid gross activations decreased 13.1% this quarter and 10.1% year to date, due to slower industry market growth attributable to increased rate plan pricing driven by the move from three-year to two-year contracts introduced following implementation of the mandatory code of conduct for providers of retail mobile wireless voice and data services in Canada (Wireless Code), no major handset launches during the quarter, and a maturing wireless market
  Prepaid gross activations increased 6.7% in Q2 2014 and 3.9% in the first half of 2014

Smartphone adoption represented 71% and 72% of total postpaid gross activations in the second quarter and first six months of 2014, respectively, compared to 72% in the same periods last year, increasing the percentage of postpaid subscribers with smartphones to 75% at June 30, 2014 compared to 67% at the end of Q2 2013.

16 BCE Inc. 2014 Second Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Blended wireless churn improved 0.17% in Q2 2014 to 1.47% and 0.13% in the first six months of 2014 to 1.52%. The improvement in our blended churn rate can be attributed mainly to fewer postpaid customer deactivations and a greater percentage of postpaid customers in our subscriber base compared to last year as postpaid customers typically have a lower churn rate than prepaid customers. Prepaid churn also improved year over year.

  Postpaid churn improved 0.11%, year over year, to 1.16% in Q2 2014, reflecting the positive impact of our customer retention strategies and reduced deal-seeking customer churn as a result of higher rate plan pricing in the industry precipitated by implementation of the Wireless Code. Similarly, in the first half of 2014, postpaid churn decreased 0.06% over last year to 1.20%.
  Prepaid churn improved 0.23% this quarter and 0.17% year to date to 3.48% and 3.58%, respectively, as a result of marketing initiatives that resulted in fewer customer deactivations compared to the same periods in 2013

Postpaid net activations decreased 31.3% in the second quarter of 2014 and 35.8% in the first half of 2014 as a result of lower gross activations as described previously, offset partly by a lower number of customer deactivations compared to last year.

Prepaid net customer losses improved 53.1% this quarter and 38.7% year to date, due to higher gross activations combined with fewer customer deactivations year over year.

Wireless subscribers at June 30, 2014 totalled 7,804,087, representing an increase of 1.1% since the end of the second quarter of 2013. The proportion of Bell Wireless customers subscribing to postpaid service increased to 87% in Q2 2014 from 85% in Q2 2013.

Wireless COA per gross activation in the second quarter of 2014 was essentially unchanged year over year, increasing $1 to $403. In the first six months of 2014, wireless COA per gross activation increased $19 to $422 as a result of a higher cost in our sales channels and higher advertising costs in the first quarter of this year attributable to spending for the Sochi 2014 Winter Olympics.

Retention costs as a percentage of service revenue increased to 10.1% both this quarter and year to date from 9.3% and 9.8% in the corresponding periods in 2013, as a result of a greater number of customer upgrades combined with an increased mix of more expensive smartphone models and higher sales commissions paid.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in the BCE 2014 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.4, Assumptions, of this MD&A.

  Higher, but slowing, wireless industry penetration in Canada
  Maintaining Bell’s market share of incumbent wireless postpaid net activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Our ability to monetize increasing data usage and customer subscription to new data services
  Further expansion of our 4G LTE wireless network in rural areas and in more urban markets across Canada
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational and competitive consequences of adverse changes in regulations affecting our wireless business
BCE Inc. 2014 Second Quarter Shareholder Report 17

3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

3.2 BELL WIRELINE

KEY BUSINESS DEVELOPMENTS

FIBE TV FOOTPRINT EXPANDS TO OVER 4.6 MILLION HOMES

We continued to expand our Fibe TV footprint in communities across Ontario and Québec, extending service to 167,000 additional premises during the quarter. At June 30, 2014, Bell’s IPTV footprint reached more than 4.6 million households, up from 3.8 million at the end of Q2 2013.

FIBRE-TO-THE-HOME (FTTH) NETWORK TO BE DEPLOYED IN KINGSTON, ONTARIO

We announced our plan to invest at least $40 million to bring Bell Fibe TV and Internet services to Kingston, Ontario with a broadband FTTH network. Kingston is the second municipality in our footprint, following Québec City, where we are deploying FTTH city-wide, bringing high-speed fibre technology directly into homes and businesses. Service is expected to be available beginning in the fourth quarter of 2014.

NEW HOME HUB FOR FIBE INTERNET CUSTOMERS

In June 2014, we introduced a powerful new dual band 802.11 AC Internet modem and Wi-Fi router designed exclusively for Bell Fibe customers. Featuring the latest Wi-Fi networking standard, Bell’s Home Hub delivers Wi-Fi speeds up to 3 times faster than most residential Wi-Fi routers and offers a range of integrated tools to easily manage access and usage by multiple users in your home. With Home Hub, Fibe customers with multiple users in the home can easily and securely manage access and track usage by device.

BELL FIBRE NETWORK RANKS #1 IN CANADA ON THE NETFLIX GLOBAL INDEX FOR ONLINE DATA SPEEDS

Bell came out ahead of the 14 Canadian Internet Service Providers tested for each month in the second quarter of 2014. Bell Fibe Internet offers speeds of up to 50 Megabits per second (Mbps), and in neighbourhoods where fibre is delivered directly to homes, speeds can reach up to 175 Mbps for both downloads and uploads. Bell also offers the leading security services with McAfee Security, free Wi-Fi at home and an Unlimited Internet Usage feature.

FIBE TV ENHANCEMENTS

Recent service enhancements include Full high-definition (HD) movies and the ability to add programming right from your remote. We have also added more live and On Demand programming, including more than 5,000 episodes of children’s shows with Kids Suite, more HD games with Major League Baseball Extra Innings and new premium channel beIN Sports. In addition, many new movie releases are now available in Blu-ray quality 1080p and on the same day as the DVD.

BUSINESS FIBE TV, INTERNET AND PHONE SERVICES AVAILABLE IN BELL STORES

Business Fibe and Satellite TV, Internet and Phone services are now available in 26 Bell stores in Ontario and Québec with plans to expand to 100 stores by the end of the year. With more than 600,000 small businesses across both provinces, this new distribution network for Bell Business Markets is an opportunity to drive new sales in the profitable business mass market. For business customers, shopping in stores offers the convenience of meeting directly with Bell product experts and purchasing services that are exactly suited for their unique needs. Participating stores have been outfitted with new signage and marketing materials featuring all Bell business services available.

ACQUISITION OF CALL CENTRES IN NEW BRUNSWICK

On July 23, 2014, Bell announced the acquisition of two new call centres in New Brunswick to improve customer service and bring 700 more jobs into the Bell team.

FINANCIAL PERFORMANCE ANALYSIS

2014 PERFORMANCE HIGHLIGHTS

18 BCE Inc. 2014 Second Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

BELL WIRELINE RESULTS

REVENUES

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Data	1,485	1,456	29	2.0%	2,948	2,889	59	2.0%
Local and access	595	632	(37)	(5.9%)	1,198	1,278	(80)	(6.3%)
Long distance	170	183	(13)	(7.1%)	332	367	(35)	(9.5%)
Equipment and other	147	153	(6)	(3.9%)	296	317	(21)	(6.6%)
Total external revenues	2,397	2,424	(27)	(1.1%)	4,774	4,851	(77)	(1.6%)
Inter-segment revenues	88	82	6	7.3%	173	163	10	6.1%
Total Bell Wireline revenues	2,485	2,506	(21)	(0.8%)	4,947	5,014	(67)	(1.3%)

Bell Wireline operating revenues were down 0.8% in the second quarter of 2014 and 1.3% in the first half of this year, due to lower local and access, long distance and equipment and other revenues, partly offset by higher data revenues.

As a result of Fibe TV and Fibe Internet subscriber base growth, slowing voice revenue erosion, and price increases implemented in the past year, our Bell Residential Services unit has delivered positive revenue growth, helping to offset partly the year-over-year revenue decline in our Bell Business Markets unit attributable to a reduced number of NAS lines, competitive repricing pressures and lower sales of business service solutions.

  Data revenues increased 2.0% both this quarter and year to date, as a result of higher Internet and TV service revenues driven by Fibe customer growth, greater customer demand for higher bandwidth Internet service and rate increases for all our residential services. Higher IP broadband connectivity revenues generated by our business and wholesale customers also contributed to the increase in data
BCE Inc. 2014 Second Quarter Shareholder Report 19

3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

revenues. These factors were offset partly by a continued decline in basic legacy data revenues from ongoing customer migration to IP-based systems, pricing pressures in our residential, business and wholesale markets, and lower business data product and service solutions sales compared to last year.

  Local and access revenues declined 5.9% and 6.3%, respectively, in the second quarter and first half of 2014. The year-over-year decreases were due to the ongoing decline in local NAS lines driven by customer losses in the residential and business markets attributable to large business customer conversions to IP-based data services and networks from legacy voice services, aggressive competition and technological substitution to wireless and Internet-based services. Pricing pressures in our residential, business and wholesale markets also contributed to the year-over-year decrease in local and access revenues. These factors were offset partly by increases in monthly local rates implemented in the past year.
  Long distance revenues decreased 7.1% this quarter and 9.5% year to date, reflecting fewer minutes of use by residential customers as a result of NAS line losses, technology substitution to wireless and over-the-top (OTT) Internet-based services, and ongoing rate pressures in our business and wholesale markets. Price increases, higher year-over-year sales of global long distance minutes and higher business volumes from key customer winbacks moderated the overall rate of long distance revenues erosion this quarter.
  Equipment and other revenues were down 3.9% in Q2 2014 and 6.6% in the first six months of 2014, due to lower year-over-year consumer electronics equipment sales at The Source, and decreased voice equipment sales

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Operating Costs	(1,532)	(1,527)	(5)	(0.3%)	(3,064)	(3,077)	13	0.4%
Adjusted EBITDA	953	979	(26)	(2.7%)	1,883	1,937	(54)	(2.8%)
Adjusted EBITDA margin	38.4%	39.1%		(0.7%)	38.1%	38.6%		(0.5%)

Bell Wireline operating costs were $5 million, or 0.3%, higher this quarter, but $13 million, or 0.4%, lower year to date. The year-over-year increase in wireline operating costs in Q2 2014 can be attributed to:

  Higher programming costs for Bell TV due to more subscribers, renegotiated content rates and increased multi-platform costs
  Increased customer service costs to support residential subscriber growth and to improve service levels
  Higher payments to other carriers
  Higher operating taxes
  Increased fleet management costs

These factors were offset largely by:

  Lower cost of goods sold due to decreased data product and equipment sales
  Lower bad debt expense
  Decreased advertising costs
  Lower post-employment benefit plans service cost

Additionally, on a year-to-date basis, a charge recorded in Q1 2013 related to a CRTC decision in respect of our wholesale high-speed access services business that did not recur this year offset the increases in operating costs.

Bell Wireline Adjusted EBITDA decreased 2.7% and 2.8% in the second quarter and first half of 2014, respectively, with corresponding margin declines to 38.4% and 38.1% from 39.1% and 38.6% in the same periods in 2013. The year-over-year declines were due to the ongoing loss of higher-margin voice and legacy data revenues, ongoing competitive pricing pressures in our residential, business and wholesale markets, as well as increased TV programming and content costs. These decreases were offset partly by the Adjusted EBITDA contribution from growth in TV, residential Internet and IP broadband connectivity revenues. The unfavourable impact of adverse winter weather conditions experienced in the first quarter of 2014 on store sales at The Source and on network operating costs also contributed to lower year-over-year Bell Wireline Adjusted EBITDA in the first half of 2014.

BELL WIRELINE OPERATING METRICS

Data

High-Speed Internet

	Q2 2014	Q2 2013	CHANGE	% CHANGE	YTD 2014	YTD 2013	CHANGE	% CHANGE
High-Speed Internet net activations	3,638	2,446	1,192	48.7%	19,265	6,398	12,867	n.m.
High-Speed Internet subscribers	2,203,808	2,133,219	70,589	3.3%	2,203,808	2,133,219	70,589	3.3%

n.m.: not meaningful

High-Speed Internet subscriber net activations increased by 1,192 to 3,638 in Q2 2014 and by 12,867 to 19,265 in the first six months of 2014. The year-over-year increases were driven by the pull-through of Bell Fibe TV customer activations, wholesale customer gains, and lower residential customer churn. Lower residential customer churn can be attributed mainly to a higher percentage of subscribers on higher-speed fibre-based Internet service, which typically has a lower customer churn rate compared to subscribers on digital subscriber line (DSL) service.

High-Speed Internet subscribers at June 30, 2014 totalled 2,203,808, up 3.3% from the end of the second quarter of 2013.

20 BCE Inc. 2014 Second Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

TV

	Q2 2014	Q2 2013	CHANGE	% CHANGE	YTD 2014	YTD 2013	CHANGE	% CHANGE
Net subscriber activations	20,960	25,605	(4,645)	(18.1%)	49,521	39,576	9,945	25.1%
Fibe TV	46,533	50,555	(4,022)	(8.0%)	101,213	98,018	3,195	3.3%
Total subscribers	2,327,954	2,195,559	132,395	6.0%	2,327,954	2,195,559	132,395	6.0%
Fibe TV	580,643	346,316	234,327	67.7%	580,643	346,316	234,327	67.7%

Fibe TV net subscriber activations in Q2 2014 declined to 46,533 from 50,555 in the same period in 2013, due to lower growth in new subscribers resulting from aggressive offers for service bundles from the cable competitors that we chose not to match, less new IPTV footprint expansion compared to the previous year, and increased customer deactivations attributable to the impact of a stable customer churn rate on a rapidly growing subscriber base. Year to date, Fibe TV net activations totalled 101,213, up 3.3% from the first half of 2013. This increase was driven by a broader IPTV service footprint, compared to last year, that enabled effective mass-market marketing of our residential service bundle offers, the introduction of wireless receivers in May 2013, and the launch of Business Fibe TV for small business customers at the beginning of 2014.

Satellite TV net customer losses increased 2.5% to 25,573 in the second quarter of 2014, as a result of a higher number of wholesale customer deactivations attributable to the roll-out of IPTV service by other competing service providers in Western and Atlantic Canada. However, retail Satellite TV net customer losses improved 13.5% this quarter, reflecting our efforts to improve the customer experience, enrich our product offer with more on-demand content, and match our cable TV competitors’ customer conversion offers. In the first half of 2014, total Satellite TV net customer losses improved 11.5% to 58,442, as a result of fewer retail customer deactivations and a decreased number of Satellite TV customer migrations to Fibe TV service.

Total TV net subscriber activations (Fibe TV and Satellite TV combined) were down 18.1% to 20,960 this quarter, as a result of decreased Fibe TV activations compared to Q2 2013 as described previously. Year to date, total TV net subscriber activations increased 25.1% to 49,521, compared to the first six months of 2013, as a result of a higher number of Fibe TV subscriber activations combined with fewer Satellite TV net losses year over year.

Fibe TV subscribers at June 30, 2014 totalled 580,643 up 67.7% from 346,316 subscribers reported at the end of Q2 2013.

Satellite TV subscribers at June 30, 2014 totalled 1,747,311, down 5.5% from 1,849,243 subscribers at the end of Q2 2013.

Total TV subscribers (Fibe TV and Satellite TV combined) at June 30, 2014 equalled 2,327,954, representing a 6.0% increase since the end of the second quarter of 2013.

Local and Access

	Q2 2014	Q2 2013	CHANGE	% CHANGE	YTD 2014	YTD 2013	CHANGE	% CHANGE
NAS LINES
Residential	2,518,822	2,774,667	(255,845)	(9.2%)	2,518,822	2,774,667	(255,845)	(9.2%)
Business	2,516,146	2,650,824	(134,678)	(5.1%)	2,516,146	2,650,824	(134,678)	(5.1%)
Total	5,034,968	5,425,491	(390,523)	(7.2%)	5,034,968	5,425,491	(390,523)	(7.2%)
NAS NET LOSSES
Residential	(67,969)	(82,090)	14,121	17.2%	(133,607)	(165,647)	32,040	19.3%
Business	(38,079)	(28,912)	(9,167)	(31.7%)	(73,674)	(53,801)	(19,873)	(36.9%)
Total	(106,048)	(111,002)	4,954	4.5%	(207,281)	(219,448)	12,167	5.5%

NAS net losses improved 4.5%, or by 4,954 lines, and 5.5%, or by 12,167 lines, in the second quarter and first six months of 2014, respectively, reflecting fewer residential NAS net losses, offset partly by a year-over-year increase in business access line losses.

Residential NAS net losses improved 17.2%, or by 14,121 lines, this quarter and 19.3%, or by 32,040 lines, in the first half of 2014. The year-over-year improvements were due to reduced rates of residential NAS turnover in our Fibe TV service areas, reflecting the operational benefit of continued IPTV footprint expansion in helping to drive NAS customer retention through greater acquisition of three-product households, as well as improved customer retention in our non-Fibe TV service area. This result was achieved despite ongoing aggressive promotions and service bundle discounts from the cable TV operators as well as ongoing wireless and Internet-based technology substitution for local services.

Business NAS net losses increased 31.7%, or by 9,167 lines, in Q2 2014 and 36.9%, or by 19,873 lines, in the first half of 2014. The year-over-year increases were due to competitive losses, higher deactivations among large business market customers related to ongoing customer conversion of voice lines to IP-based services, the deactivation of excess dial-up ports given the customer shift to high-speed fibre Internet access from older technologies, as well as the removal of a greater number of public payphones. Additionally, the relatively low level of new business formation and employment growth in the economy has resulted in continued soft demand for new access line installations. This was moderated by fewer customer losses in our wholesale market.

NAS access lines at June 30, 2014 totalled 5,034,968, compared to 5,425,491 at the end of Q2 2013. This corresponds to an annualized rate of NAS erosion in our NAS customer base of 7.2%, down from 7.7% in Q2 2013, as a result of fewer NAS line losses, year over year, as described previously.

BCE Inc. 2014 Second Quarter Shareholder Report 21

3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in the BCE 2014 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.4, Assumptions, of this MD&A.

  Increasing wireless and Internet-based technological substitution
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Stabilizing residential NAS line erosion rate as we leverage our broadband investment in Fibe TV to drive three-product household penetration, increase our multiple-dwelling units (MDU) market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services
  Higher revenue per household and flow-through of market-based price increases across residential products from increasing penetration of three-product households
  Faster pace of employment and economic growth compared to 2013
  Continued business customer migration to IP-based systems
  Ongoing competitive price pressures in our residential, business and wholesale markets
  Ability to realize cost savings from management workforce attrition and retirements, call centre efficiencies, field service productivity improvements, reduction in supplier contract rates, lower print and mail costs, content cost management and reducing traffic that is not on our own network
  Growing consumption of OTT TV services and streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
22 BCE Inc. 2014 Second Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

3.3 BELL MEDIA

KEY BUSINESS DEVELOPMENTS

BELL MEDIA ANNOUNCES 2014/15 PRIMETIME LINEUP FOR CTV AND CTV TWO

At the annual L.A. Screenings in May, Bell Media secured 11 new series, to join more returning Top 20 hit programs than any other Canadian network, for CTV and CTV Two’s 2014/15 primetime schedules, further strengthening the most-watched TV network in Canada. CTV will also remain the home of TV’s biggest event programming with our broadcasts of the Academy Awards, the Super Bowl, the Golden Globe Awards, the Primetime Emmy Awards, and the JUNO Awards.

TSN ANNOUNCES MAJOR EXPANSION TO A TOTAL OF FIVE NATIONAL FEEDS

TSN, Canada’s sports leader and the #1 specialty network in Canada, announced a planned expansion from two to five national feeds, which is expected to provide the broadcasting capacity and flexibility to deliver a slate of expanded programming by fully leveraging Bell Media’s large portfolio of premium sports programming – among them the World Juniors, Grey Cup, FIFA World Cup 2015-2022, Grand Slam tennis, all of golf’s majors and much more. To be branded TSN1, TSN2, TSN3, TSN4, and TSN5, all five TSN feeds will be available soon. All TSN feeds will be available to subscribers both online and through mobile devices via TSN GO.

TSN AND RDS EXPAND PARTNERSHIPS WITH NEW BROADCAST RIGHTS DEALS

TSN and RDS and the Formula One group reached a new multi-year partnership, which allows Canada’s #1 English and French specialty networks to retain exclusive media rights to all Grand Prix races, across all platforms, through to 2019. This includes exclusive coverage of the FORMULA 1 GRAND PRIX DU CANADA – the most-watched motorsport event in Canada.

TSN and RDS also reached a comprehensive new media rights agreement with the United States Golf Association (USGA) for exclusive Canadian coverage of the U.S. OPEN through to 2022. The agreement further solidifies TSN and RDS as the home of golf’s marquee championship events, with a slate that includes all four of golf’s Majors as well as the Ryder Cup, Presidents Cup, and a series of PGA TOUR events.

TV EVERYWHERE SERVICE EXPANDED WITH LAUNCH OF SUPER ÉCRAN GO

Bell Media launched Super Écran GO, a new service for instant and unlimited access to Super Écran programming from a computer, iPhone, or iPad, and soon from Android devices. With Super Écran GO, subscribers to this service can view recent films and exclusive series on demand, where and when they like and on the platform of their choice, at no additional cost. Super Écran GO provides access to nearly 500 hours of high definition quality content. The launch of Super Écran GO is part of Bell Media’s commitment to offer Quebecers content of unparalleled quality across multiple platforms. Over the coming months, additional Bell Media properties are expected to launch their own GO products, including Ztélé, Canal D, Canal Vie, and VRAK TV.

BELL MEDIA NOMINATED FOR 33 GÉMEAUX AWARDS

Bell Media earned 33 nominations for the upcoming 29th annual Gémeaux Awards. Sponsored by the Academy of Canadian Cinema and Television, the awards recognize achievements in French-language television and digital media. Among the original productions by Bell Media’s channels and websites, VRAK TV received 18 nominations in youth categories, while Ztélé garnered nine. There were also three nominations for Canal D and two for Canal Vie. The awards will be presented on September 14.

ASTRAL OUT-OF-HOME ACQUIRES MACDONALD OUTDOOR AND EXPANDS IN ALBERTA WITH THE INSTALLATION OF ADDITIONAL DIGITAL FACES

On June 9, 2014, Astral Out-of-Home, a division of Bell Media, announced it has entered into an agreement with Macdonald Outdoor Advertising Inc. (Macdonald) to acquire its digital out-of-home (OOH) advertising network in Edmonton. In addition to Macdonald’s nine large-format faces, Astral Out-of-Home also announced plans to erect 12 new large-format digital faces in Edmonton and Calgary starting in September 2014. These announcements mark Astral Out-of-Home’s entry into Alberta and the national expansion of its focus on large-format digital advertising. This will bring the Astral Out-of-Home Digital Network to 21 large-format faces in Alberta and 73 across Canada, reinforcing our position as Canada’s leading source for large-format digital advertising.

BCE Inc. 2014 Second Quarter Shareholder Report 23

3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

FINANCIAL PERFORMANCE ANALYSIS

2014 PERFORMANCE HIGHLIGHTS

BELL MEDIA

REVENUES
(IN $ MILLIONS)

+36.1%

$559
$761
Q2 2013
Q2 2014

BELL MEDIA

ADJUSTED EBITDA
(IN $ MILLIONS)

+34.6%

$156
$210
Q2 2013
Q2 2014

BELL MEDIA

REVENUES
(IN $ MILLIONS)

+38.3%

$1,072
$1,483
YTD 2013
YTD 2014

BELL MEDIA

ADJUSTED EBITDA
(IN $ MILLIONS)

+41.7%

$254
$360
YTD 2013
YTD 2014

CTV IS THE MOST-WATCHED
CANADIAN TV NETWORK

12 of top 20 programs

NATIONALLY AMONG
TOTAL VIEWERS
Q2 2014 (SPRING SEASON)

BELL MEDIA RESULTS

REVENUES

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Total external revenues	689	520	169	32.5%	1,337	994	343	34.5%
Inter-segment revenues	72	39	33	84.6%	146	78	68	87.2%
Total Bell Media revenues	761	559	202	36.1%	1,483	1,072	411	38.3%

Bell Media revenues increased 36.1% in Q2 2014 and 38.3% in the first half of 2014, due primarily to the acquisition of Astral, which contributed significantly to overall advertising and subscriber fee revenues. This was offset partly by approximately $10 million in retroactive revenues recognized in Q2 2013 on renegotiated video-on-demand (VoD) agreements with certain broadcasting distribution undertakings (BDUs) that did not recur this year.

Advertising revenues in the second quarter and first six months of 2014, excluding Astral, decreased, compared to the same periods last year, reflecting:

  General softness in the overall TV advertising market
  Declining conventional TV audience levels, consistent with the industry as a whole, and a shift in customer spending to online services
  Declines in specialty TV advertising spend, driven by an extended NHL hockey schedule in 2013 to compensate for the delayed start to the season as a result of the lockout, and fewer NHL hockey playoff games broadcast on TSN compared to last year
  A shift in advertising dollars to the broadcaster of 2014 FIFA World Cup Soccer, contributing to declines in conventional and specialty TV advertising spend
  Lower digital advertising revenues, due to decreased site traffic
24 BCE Inc. 2014 Second Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

Subscriber fee revenues in the second quarter and first six months of 2014, excluding Astral, increased, year over year, due primarily to the flow-through of market-based rate increases for Bell Media’s specialty services, and higher revenues generated from our new TV Everywhere products and growth in mobile TV subscriptions industry-wide.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Operating Costs	(551)	(403)	(148)	(36.7%)	(1,123)	(818)	(305)	(37.3%)
Adjusted EBITDA	210	156	54	34.6%	360	254	106	41.7%
Adjusted EBITDA margin	27.6%	27.9%		(0.3%)	24.3%	23.7%		0.6%

Bell Media operating costs increased 36.7%, or $148 million, in Q2 2014, and 37.3%, or $305 million, year to date, mainly as a result of:

  The acquisition of Astral
  Higher conventional and entertainment specialty TV content costs driven by new Canadian and foreign programming
  Higher costs for sports broadcast rights being renegotiated or newly secured

Lower NHL rights and production costs, due to the regular season ending earlier this year versus the prior year, and cost synergies realized from the integration of Astral into Bell Media moderated the year-over-year increase in Bell Media operating costs this quarter.

Bell Media Adjusted EBITDA increased 34.6% and 41.7% in the second quarter and first half of 2014, respectively, due to higher year-over-year operating revenues as described previously, partly offset by higher operating costs primarily from the acquisition of Astral and higher content costs for TV programming and sports broadcast rights.

BELL MEDIA OPERATING METRICS

  CTV broadcast 12 of the top 20 programs nationally, among total viewers, in the spring season and 4 of the top 5 shows among the key demographic represented by viewers aged 25 to 54
  In the key primetime hours of 7 to 11 pm, CTV’s average audience was 33% higher than its closest Canadian conventional TV competitor
  Bell Media’s specialty TV properties reached 84% of all English specialty and pay TV viewers and 87% of all French TV viewers in the average week during Q2 2014, led by:
    TSN, the leading Canadian specialty station among all key adult and male demographics
    Discovery, one of Canada’s leading entertainment specialty channels
    Space, a top specialty network for audience growth among women aged 25 to 54
    The Movie Network, Canada’s leading primetime pay TV station
    RDS, the leading French-language specialty sports channel overall
    Canal D, first among all French-language entertainment specialty channels
    Canal Vie, the leading French entertainment channel for women aged 25 to 54
  Bell Media’s specialty TV average minute audience in Q2 2014 was 38% higher than its closest competitor
  Bell Media continues to rank seventh among all online properties in Canada, and first among all Canadian broadcast and video network competitors, with monthly averages of 11.8 million unique visitors, 3 million video unique visitors, 358 million page views, and 102 million videos served
  Bell Media is Canada’s top radio broadcaster reaching in excess of 17.6 million listeners, who spend 84.1 million hours tuned in each week
  Astral Out-of-Home is the third largest player in Canada with over 9,500 advertising faces and was the #1 operator in the key markets of Toronto and Montréal
ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in the BCE 2014 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.4, Assumptions, of this MD&A.

  Softer advertising market
  Escalating costs to secure TV programming and sports content
  Ability to successfully acquire highly-rated programming and differentiated content
  Market rates for specialty content generally increasing
  Building and maintaining strategic supply arrangements for content on all four screens
  Full realization of cost synergies from the integration of Astral into Bell Media
  No material financial, operational or competitive consequences of adverse changes in media regulation
BCE Inc. 2014 Second Quarter Shareholder Report 25

3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

3.4 BELL ALIANT

KEY BUSINESS DEVELOPMENTS

FURTHER EXPANSION OF FTTH NETWORK

Bell Aliant passed an additional 52,000 homes and businesses with FibreOP services in Q2 2014, bringing its total premises passed to approximately 879,000 homes and businesses in more than 70 communities across Atlantic Canada and Ontario. During the quarter, Bell Aliant also announced plans to extend FibreOP to two additional towns in Nova Scotia and two more in New Brunswick, bringing FibreOP coverage in those provinces to more than 325,000 and 220,000 premises, respectively.

NEW $150 MILLION MTN DEBENTURE ISSUANCE

In April 2014, Bell Aliant sold an aggregate of $150 million principal amount of floating-rate notes (the “Notes”) that mature on April 22, 2016. The Notes carry a coupon equal to the three-month Bankers’ Acceptance (CDOR) rate plus 0.53% to be set quarterly on January 22, April 22, July 22 and October 22 of each year. The net proceeds from the issuance of the Notes are intended to be used to reduce existing indebtedness and for general corporate purposes.

FINANCIAL PERFORMANCE ANALYSIS

2014 PERFORMANCE HIGHLIGHTS

BELL ALIANT
REVENUES
(IN $ MILLIONS)

$691
$682
35%
45%
12%
3%
5%
39%
43%
10%
4%
4%
Q2 2013
Q2 2014
Data
Local and access
Long distance
Wireless
Equipment and other
(1.3%)

BELL ALIANT
ADJUSTED EBITDA
(% ADJUSTED EBITDA MARGIN)
(IN $ MILLIONS)

46.6%
$322
IN Q2 2013
46.0%
$314
IN Q2 2014
(2.5%)

BELL ALIANT
REVENUES
(IN $ MILLIONS)

$1,375
$1,358
34%
45%
12%
4%
5%
39%
43%
10%
4%
4%
YTD 2013
YTD 2014
Data
Local and access
Long distance
Wireless
Equipment and other
(1.2%)

BELL ALIANT
ADJUSTED EBITDA
(% ADJUSTED EBITDA MARGIN)
(IN $ MILLIONS)

46.8%
$643
YTD 2013
46.2%
$628
YTD 2014
(2.3%)

26 BCE Inc. 2014 Second Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS	MD&A

BELL ALIANT RESULTS

REVENUES

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Data	243	220	23	10.5%	478	433	45	10.4%
Local and access	266	282	(16)	(5.7%)	530	560	(30)	(5.4%)
Long distance	63	74	(11)	(14.9%)	127	147	(20)	(13.6%)
Wireless	24	23	1	4.3%	48	47	1	2.1%
Equipment and other	29	30	(1)	(3.3%)	58	64	(6)	(9.4%)
Total external revenues	625	629	(4)	(0.6%)	1,241	1,251	(10)	(0.8%)
Inter-segment revenues	57	62	(5)	(8.1%)	117	124	(7)	(5.6%)
Total Bell Aliant revenues	682	691	(9)	(1.3%)	1,358	1,375	(17)	(1.2%)

Bell Aliant operating revenues decreased 1.3% this quarter and 1.2% year to date as lower local and access, long distance and equipment and other revenues were not fully offset by growth in data revenues.

  Data revenues increased 10.5% in Q2 2014 and 10.4% in the first half of 2014, due to growth in Internet, IPTV and other IP broadband connectivity revenues, as well as expansion of Bell Aliant’s next generation network technology. Higher Internet revenues were driven by FibreOP Internet customer growth and higher residential high-speed Internet ARPU resulting from increased customer adoption of higher bandwidth plans and price increases. Higher IPTV service revenues was driven by growth in Bell Aliant’s FibreOP TV customer base.
  Local and access revenues decreased 5.7% and 5.4% in the second quarter and first half of 2014, respectively, driven by the ongoing loss of NAS lines, due to aggressive discounting of bundled services by the cable competitors and continued migration of customers to wireless and IP-based solutions
  Long distance revenues were down 14.9% this quarter and 13.6% year to date. The decline was due to lower NAS lines and lower overall conversation minutes, resulting from the substitution of traditional wireline service with e-mail, wireless calling and Voice over Internet Protocol (VoIP) services, as well as customer migration from per-minute plans to flat rate plans.
  Wireless revenues were essentially unchanged, year over year, increasing $1 million compared to both the second quarter and first six months of 2013
  Equipment and other revenues decreased 3.3% in Q2 2014 and 9.4% in the first half of 2014, due to the loss of revenue from a contact centre subsidiary that ceased operations in late 2013, as well as a decrease in product sales and in the volume of custom work compared to last year

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Operating Costs	(368)	(369)	1	0.3%	(730)	(732)	2	0.3%
Adjusted EBITDA	314	322	(8)	(2.5%)	628	643	(15)	(2.3%)
Adjusted EBITDA margin	46.0%	46.6%		(0.6%)	46.2%	46.8%		(0.6%)

Bell Aliant operating costs in the second quarter and first half of 2014 were essentially unchanged, year over year. The 0.3% decrease both this quarter and year to date reflected:

  The favourable impact of lower labour costs from ongoing workforce restructuring, lower cost of goods sold due to decreased data product sales to business customers, negotiated reductions in payments to other carriers, decreased general and administrative expenses, and lower post-employment benefit plans service cost

These factors were effectively offset by:

  Higher marketing and sales costs driven by increased FibreOP promotions and advertising to respond to ongoing aggressive competition from the cable operators, and higher IPTV content costs

Bell Aliant Adjusted EBITDA both in the second quarter and first half of 2014 declined, year over year, decreasing 2.5% and 2.3%, respectively, as a result of lower operating revenues. Despite stable year-over-year operating costs, Adjusted EBITDA margin declined 0.6% this quarter to 46.0% and decreased 0.6% in the first half of this year to 46.2% as continued declines in higher-margin voice revenues were not offset fully by growth in lower-margin data service revenues.

BCE Inc. 2014 Second Quarter Shareholder Report 27

3	BUSINESS SEGMENT ANALYSIS BELL ALIANT	MD&A

BELL ALIANT OPERATING METRICS

	Q2 2014	Q2 2013	CHANGE	% CHANGE	YTD 2014	YTD 2013	CHANGE	% CHANGE
HIGH-SPEED INTERNET
High-speed Internet net activations	13,906	6,241	7,665	n.m.	24,861	14,938	9,923	66.4%
High-speed Internet subscribers	976,954	933,352	43,602	4.7%	976,954	933,352	43,602	4.7%
FibreOP Internet customers included in High-Speed Internet customers	217,057	146,695	70,362	48.0%	217,057	146,695	70,362	48.0%
TV
Net subscriber activations	12,599	11,452	1,147	10.0%	24,297	25,702	(1,405)	(5.5%)
Total subscribers	202,380	148,722	53,658	36.1%	202,380	148,722	53,658	36.1%
FibreOP TV	185,638	125,783	59,855	47.6%	185,638	125,783	59,855	47.6%
NAS LINES
Residential	1,418,592	1,518,312	(99,720)	(6.6%)	1,418,592	1,518,312	(99,720)	(6.6%)
Business	878,349	907,638	(29,289)	(3.2%)	878,349	907,638	(29,289)	(3.2%)
Total	2,296,941	2,425,950	(129,009)	(5.3%)	2,296,941	2,425,950	(129,009)	(5.3%)
NAS NET LOSSES
Residential	(20,006)	(26,653)	6,647	24.9%	(43,870)	(52,887)	9,017	17.0%
Business	(4,866)	(6,659)	1,793	26.9%	(12,509)	(12,533)	24	0.2%
Total	(24,872)	(33,312)	8,440	25.3%	(56,379)	(65,420)	9,041	13.8%
WIRELESS
Subscribers	147,407	144,788	2,619	1.8%	147,407	144,788	2,619	1.8%

n.m.: not meaningful

High-speed Internet subscriber net activations in the second quarter of 2014 more than doubled, increasing by 7,665 subscribers to 13,906, reflecting strong demand for FibreOP service bundles and wholesale customer gains. In the first half of 2014, net activations increased 66.4%, or by 9,923 subscribers to 24,861 for the same reasons. At June 30, 2014, Bell Aliant had 976,954 high-speed Internet subscribers, up 4.7% from 933,352 subscribers at the end of Q2 2013.

TV net activations increased 10.0%, or by 1,147 subscribers, to 12,599 in Q2 2014, due to competitive acquisition offers combined with effective customer retention strategies. In the first six months of 2014, IPTV net activations decreased 5.5%, or by 1,405 subscribers, to 24,297, as a result of relatively more aggressive offers from the cable competitors in the first quarter of the year. At June 30, 2014, Bell Aliant had 202,380 IPTV customers, which included 185,638 FibreOP TV customers, up 36.1% compared to 148,722 IPTV customers at the end of Q2 2013, which included 125,783 FibreOP TV customers.

NAS net losses improved 25.3%, or by 8,440 customers, in Q2 2014 and 13.8%, or by 9,041 customers, in the first half of this year, as a result of higher customer activations from winbacks and retention in Bell Aliant’s new and existing residential FibreOP markets despite customer losses driven by intense competitive activity and continued customer substitution to wireless and IP-based solutions. Bell Aliant’s business market continues to reflect NAS net declines, due to competitive activity and the rationalization of business lines, including movement to IP-based technologies. At June 30, 2014, Bell Aliant had 2,296,941 NAS lines, representing a 5.3% decline compared to 2,425,950 NAS lines at the end of Q2 2013.

Wireless customers totalled 147,407 at June 30, 2014, representing a 1.8% increase since the end of Q2 2013.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in the BCE 2014 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.4, Assumptions, of this MD&A.

  Economy continues to rebound
  Competitive activity in both consumer and business will continue to be intense
  Wireless substitution for wireline services will increase in Bell Aliant markets, but is expected to lag behind other regions of Canada
  NAS net decline stabilizing
  Steady demand for FibreOP service driving Internet and IPTV customer acquisition at similar levels as 2013
  Cost reductions achieved through productivity initiatives will continue, largely offsetting cost increases associated with growth in IPTV customers and associated TV content costs and normal inflationary pressures
28 BCE Inc. 2014 Second Quarter Shareholder Report

4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 NET DEBT

	JUNE 30, 2014	DECEMBER 31, 2013	$ CHANGE	% CHANGE
Debt due within one year (1)	2,736	2,571	165	6.4%
Long-term debt	16,150	16,341	(191)	(1.2%)
Preferred shares (2)	1,698	1,698	–	0.0%
Cash and cash equivalents	(150)	(335)	185	55.2%
Net debt	20,434	20,275	159	0.8%

(1)	Includes bank advances, notes payable and loans secured by trade receivables.
(2)	50% of outstanding preferred shares of $3,395 million in 2014 and 2013, respectively, are classified as debt consistent with the treatment by some credit rating agencies.

The decrease of $26 million in debt due within one year and long-term debt was due to:

  $300 million repayment of CTV Specialty notes on February 18, 2014
  $188 million payments under finance leases
  $30 million net repayments of other debt

partly offset by:

  an increase in our finance lease obligations of $178 million an increase in our notes payable and bank advances (net of repayments) of $158 million the issuance of MTNs at Bell Aliant with a total principal amount of $150 million

The decrease in cash and cash equivalents of $185 million was due to dividends paid on common shares of $932 million, a $566 million payment for the acquisition of 700 MHz wireless spectrum assets and $210 million net repayments of debt instruments, partly offset by free cash flow of $1,077 million and BCE’s divestitures of six TV services and ten radio stations for total proceeds of $538 million.

4.2 OUTSTANDING SHARE DATA

COMMON SHARES OUTSTANDING

NUMBER OF SHARES
Outstanding, January 1, 2014	775,892,556
Shares issued under employee stock option plan	1,161,586
Shares issued under employee savings plan (ESP)	1,092,314
Outstanding, June 30, 2014	778,146,456

STOCK OPTIONS OUTSTANDING

		WEIGHTED AVERAGE EXERCISE PRICE ($)
	NUMBER OF OPTIONS
Outstanding, January 1, 2014	7,870,231	40
Granted	2,900,040	48
Exercised (1)	(1,161,586)	36
Forfeited	(113,581)	43
Outstanding, June 30, 2014	9,495,104	43
Exercisable, June 30, 2014	1,076,020	36

(1)	The weighted average share price for options exercised during the six months ended June 30, 2014 was $48.

BCE Inc. 2014 Second Quarter Shareholder Report 29

4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.3 CASH FLOWS

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Cash flows from operating activities	1,850	1,868	(18)	(1.0%)	2,832	2,908	(76)	(2.6%)
Bell Aliant dividends paid to BCE	48	47	1	2.1%	48	95	(47)	(49.5%)
Capital expenditures	(937)	(830)	(107)	(12.9%)	(1,666)	(1,552)	(114)	(7.3%)
Cash dividends paid on preferred shares	(31)	(32)	1	3.1%	(63)	(58)	(5)	(8.6%)
Cash dividends paid by subsidiaries to non-controlling interest	(68)	(74)	6	8.1%	(75)	(147)	72	49.0%
Acquisition costs paid	16	8	8	100.0%	30	18	12	66.7%
Bell Aliant free cash flow	(63)	(84)	21	25.0%	(29)	(114)	85	74.6%
Free cash flow	815	903	(88)	(9.7%)	1,077	1,150	(73)	(6.3%)
Bell Aliant free cash flow, excluding dividends paid	15	37	(22)	(59.5%)	(19)	19	(38)	n.m.
Acquisition costs paid	(16)	(8)	(8)	(100.0%)	(30)	(18)	(12)	(66.7%)
Business dispositions	–	1	(1)	(100.0%)	538	1	537	n.m.
Acquisition of spectrum licences	(453)	–	(453)	n.m.	(566)	–	(566)	n.m.
Other investing activities	2	16	(14)	(87.5%)	(3)	13	(16)	n.m.
Net (repayment) issuance of debt instruments	(429)	574	(1,003)	n.m.	(210)	1,630	(1,840)	n.m.
Premiums on early redemption of debt	–	(10)	10	100.0%	–	(27)	27	100.0%
Issue of common shares	9	–	9	n.m.	41	13	28	n.m.
Issue of equity securities by subsidiaries to non-controlling interest	–	–	–	0.0%	–	230	(230)	(100.0%)
Cash dividends paid on common shares	(480)	(452)	(28)	(6.2%)	(932)	(892)	(40)	(4.5%)
Other financing activities	(33)	(8)	(25)	n.m.	(81)	(40)	(41)	n.m.
Net (decrease) increase in cash and cash equivalents	(570)	1,053	(1,623)	n.m.	(185)	2,079	(2,264)	n.m.
Free cash flow per share (1)	$1.05	$1.16	$(0.11)	(9.5%)	$1.39	$1.48	$(0.09)	(6.1%)

(1)	Free cash flow per share is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) – Non-GAAP Financial Measures – Free Cash Flow and Free Cash Flow per Share in this MD&A for more details.
n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

The decrease in cash flows from operating activities of $18 million in the second quarter of 2014 reflects higher income taxes and interest paid, partly offset by higher Adjusted EBITDA.

The decrease in cash flows from operating activities of $76 million for the first half of 2014 reflects higher income taxes and interest paid, partly offset higher Adjusted EBITDA and an increase in working capital.

Free cash flow decreased $88 million in Q2 2014 due to higher capital expenditures and a decrease in cash from operating activities.

Free cash flow decreased $73 million in the first half of 2014 due to a decrease in cash from operating activities, higher capital expenditures and lower dividends received in 2014 from Bell Aliant, due to a change in their dividend payment dates, partly offset by higher Bell Adjusted EBITDA.

Free cash flow per share in the second quarter of 2014 was $1.05 per common share, compared to $1.16 per common share for the same period last year. On a year-to-date basis, free cash flow per share was $1.39 per common share, compared to $1.48 per common share for the same period last year.

30 BCE Inc. 2014 Second Quarter Shareholder Report

4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

CAPITAL EXPENDITURES

	Q2 2014	Q2 2013	$ CHANGE	% CHANGE	YTD 2014	YTD 2013	$ CHANGE	% CHANGE
Bell	791	673	(118)	(17.5%)	1,385	1,267	(118)	(9.3%)
Capital intensity ratio	17.0%	15.2%		(1.8%)	15.1%	14.4%		(0.7%)
Bell Aliant	146	157	11	7.0%	281	285	4	1.4%
Capital intensity ratio	21.4%	22.7%		1.3%	20.7%	20.7%		0.0%
BCE	937	830	(107)	(12.9%)	1,666	1,552	(114)	(7.3%)
Capital intensity ratio	18.0%	16.6%		(1.4%)	16.1%	15.6%		(0.5%)

BCE capital expenditures were $107 million, or 12.9%, higher this quarter and $114 million, or 7.3%, higher year to date, reflecting higher spending at Bell, while capital expenditures at Bell Aliant were slightly lower year over year. Capital expenditures as a percentage of revenue (capital intensity ratio) for BCE was 18.0% and 16.1% in the second quarter and first half of 2014, respectively, compared to 16.6% and 15.6% in the same respective periods last year.

Bell capital expenditures increased $118 million, or 17.5% in Q2 2014, resulting in a capital intensity ratio of 17.0%, compared to 15.2% in Q2 2013. Similarly, Bell capital expenditures were $118 million, or 9.3% higher in the first six months of this year, corresponding to a capital intensity ratio of 15.1% of revenue compared to 14.4% in the same period in 2013. The year-over-year increases were driven by higher wireline capital expenditures to further expand our Fibe TV service footprint, connect more homes and businesses in Ontario and Québec directly with broadband fibre, and to support the execution of customer contracts in our Business Markets unit. Wireless capital expenditures also increased, year over year, as a result of our continued deployment of the LTE network, which reached approximately 82% of Canada’s population at June 30, 2014, and ongoing investments to further enhance network capacity and quality.

Bell Aliant capital expenditures in the second quarter of 2014 were $11 million, or 7.0%, lower than the second quarter of 2013, corresponding to a capital intensity ratio of 21.4% compared to 22.7% last year. The increase was due to the timing of capital investment in 2014 compared to the same quarter last year. In the first half of 2014, capital spending remained relatively unchanged, decreasing $4 million, or 1.4%, resulting in a stable capital intensity ratio of 20.7% year over year.

BUSINESS DISPOSITIONS

In Q1 2014, we completed the sale of six TV services and ten radio stations for total cash proceeds of $538 million.

SPECTRUM PAYMENT

On February 19, 2014, provisional spectrum licence winners in the 700 MHz wireless spectrum auction were announced by Industry Canada, and Bell secured the right to acquire 700 MHz spectrum licences in every province and territorial market comprised of 31 licences for $566 million. On March 4, 2014, Bell made a first payment of $113 million to Industry Canada. The remaining balance of $453 million was paid on April 2, 2014, at which time Bell acquired these 31 licences.

DEBT INSTRUMENTS

2014:

In the second quarter of 2014, we repaid notes payable and bank advances, net of issuances, of $443 million and finance leases of $91 million, partly offset by the issuance of MTNs at Bell Aliant with a principal amount of $150 million.

In the first half of 2014, we repaid $300 million of CTV Specialty notes on February 18, 2014 and $188 million of finance leases, partly offset by issuances of notes payable and bank advances, net of repayments, of $158 million and MTNs at Bell Aliant with a principal amount of $150 million.

2013:

In the second quarter of 2013, we issued $574 million of debt, net of repayments. This included the issuance of Series M-27 MTN debentures at Bell Canada with a principal amount of $1 billion and the issuance of MTNs at Bell Aliant with a principal amount of $400 million, offset partly by the early redemption at Bell Aliant with a total principal amount of $400 million, repayments under notes payable and bank advances of $321 million and payments under finance leases of $98 million.

In the first half of 2013, we issued $1,630 million of debt, net of repayments. This included the issuance of Series M-26 and Series M-27 MTN debentures at Bell Canada with total principal amounts of $2 billion and the issuance of MTNs at Bell Aliant with a principal amount of $400 million, offset partly by the early redemptions of Series EA debentures at Bell Canada and MTNs at Bell Aliant, with total principal amounts of $150 million and $400 million, respectively, and payments under finance leases of $217 million.

BCE Inc. 2014 Second Quarter Shareholder Report 31

4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

ISSUE OF EQUITY SECURITIES BY SUBSIDIARIES TO NON-CONTROLLING INTEREST

In the first quarter of 2013, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant, issued preferred shares for gross proceeds of $230 million.

CASH DIVIDENDS PAID ON COMMON SHARES

In the second quarter of 2014, cash dividends paid on common shares increased as we paid a dividend of $0.6175 per common share as compared to a dividend paid of $0.5825 per common share in the second quarter of 2013.

In the first half of 2014, cash dividends paid on common shares increased as we paid a dividend of $1.20 per common share as compared to a dividend paid of $1.15 per common share in the first half of 2013.

4.4 POST-EMPLOYMENT BENEFIT PLANS

For the three and six months ended June 30, 2014, we recorded an increase in our post-employment benefit obligations and a loss, before taxes and non-controlling interest (NCI), in OCI of $509 million and $1,133 million, respectively. This was due to a lower actual discount rate of 4.2% at June 30, 2014, as compared to 4.5% at March 31, 2014 and 4.9% at December 31, 2013, partly offset by a higher-than-expected return on plan assets.

For the three and six months ended June 30, 2013, we recorded a decrease in our post-employment benefit obligations and an actuarial gain, before taxes and NCI, in OCI of $722 million and $790 million, respectively. This was due to an increase in the discount rate of 4.7% at June 30, 2013, as compared to 4.3% at March 31, 2013 and 4.4% at December 31, 2012, partly offset by a lower-than-expected return on plan assets.

4.5 CREDIT RATINGS

On March 26, 2014, Standard & Poor’s Rating Services raised Bell Canada’s Canadian commercial paper (CP) program rating to A-1 (low) from A-2 and affirmed Bell Canada’s A-2 global CP program rating.

Our key credit ratings remain otherwise unchanged from those described in the BCE 2013 Annual MD&A. The announcement of our intention to acquire all of the issued and outstanding common shares of Bell Aliant held by public minority shareholders has not affected our credit ratings.

4.6 LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2013 Annual MD&A, with the exception of the funding required for the Privatization, which is valued at approximately $3.95 billion. The Privatization is intended to be funded with approximately $3.0 billion of BCE common equity and approximately $1.0 billion of cash. BCE expects to meet the $1.0 billion cash requirement from available sources of liquidity (cash flow from operations, commercial paper and/or committed bank facilities). Commercial paper and/or draw downs under existing bank facilities are expected to be replaced by the issuance of long-term debt in the capital markets.

In April 2014, Bell Canada put in place a U.S. commercial paper program, providing the company with additional financing flexibility through the issuance of up to U.S. $2 billion of notes with tenors of up to 365 days. The proceeds will be used for general corporate purposes. The sale of commercial paper pursuant to Bell Canada’s separate Canadian program decreases the U.S. $2 billion maximum principal amount of notes authorized to be outstanding at any time under the U.S. program. Under the U.S. program, the notes are being sold exclusively in the United States.

LITIGATION

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are updates to the legal proceedings described in the BCE 2013 AIF under section 8, Legal Proceedings, as subsequently updated in the BCE 2014 First Quarter MD&A.

MEDIATUBE LAWSUIT

On May 12, 2014, Bell Canada and Bell Aliant Regional Communications, Limited Partnership filed their statement of defence and a counterclaim seeking a declaration that the patent of NorthVu Inc. is invalid.

VIDÉOTRON LAWSUIT

The appeals of the plaintiffs and Bell ExpressVu, Limited Partnership are now expected to be heard in September 2014.

PURPORTED CLASS ACTION CONCERNING WIRELESS SYSTEM ACCESS FEES

On June 6, 2014, the certification application filed in the Supreme Court of British Columbia was dismissed and, on June 25, 2014, the plaintiff filed a notice of appeal from this dismissal order.

32 BCE Inc. 2014 Second Quarter Shareholder Report

5	QUARTERLY FINANCIAL INFORMATION	MD&A

BCE’s 2014 second quarter interim condensed financial report was prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting.

The following table shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2014		2013				2012
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Operating revenues	5,220	5,099	5,382	5,099	5,000	4,919	5,161	4,982
Adjusted EBITDA	2,144	2,022	1,998	2,063	2,066	1,962	1,896	2,019
Severance, acquisition and other costs	(54)	(38)	(48)	(297)	(28)	(33)	(69)	(25)
Depreciation	(708)	(699)	(695)	(683)	(681)	(675)	(693)	(673)
Amortization	(171)	(167)	(160)	(162)	(161)	(163)	(175)	(180)
Net earnings	707	714	593	452	671	672	765	644
Net earnings attributable to common shareholders	606	615	495	343	571	566	666	527
Net earnings per common share
Basic	0.78	0.79	0.64	0.44	0.74	0.73	0.86	0.68
Diluted	0.78	0.79	0.63	0.44	0.74	0.73	0.86	0.68
Included in net earnings:
Severance, acquisition and other costs	(38)	(23)	(33)	(222)	(21)	(23)	(46)	(19)
Net gains (losses) on investments	4	12	(12)	2	1	2	248	–
Premiums on early redemption of debt	–	–	–	(21)	(3)	(12)	–	–
Adjusted net earnings	640	626	540	584	594	599	464	546
Adjusted EPS	0.82	0.81	0.70	0.75	0.77	0.77	0.60	0.70
Average number of common shares outstanding – basic (millions)	777.7	776.5	775.9	775.9	775.9	775.7	775.0	774.2

BCE Inc. 2014 Second Quarter Shareholder Report 33

6	REGULATORY ENVIRONMENT	MD&A

The following is an update to the regulatory initiatives and proceedings described in the BCE 2013 Annual MD&A under section 3.3, Principal Business Risks and section 8, Regulatory Environment, as subsequently updated in the BCE 2014 First Quarter MD&A.

TELECOMMUNICATIONS ACT

PROCEEDINGS REGARDING WHOLESALE DOMESTIC WIRELESS SERVICES

On March 28, 2014, the federal government introduced amendments to the Telecommunications Act relating to wireless domestic roaming as part of the Budget Implementation Act. The amendments establish interim caps to the wholesale roaming rates which carriers charge to each other for each of domestic voice, data and short message service (SMS) roaming. These caps are set at the average per unit retail price a carrier charged for these services to its own retail end-customers in the previous year. The amendments came into force with the enactment and royal assent of the Budget Implementation Act on June 19, 2014. The legislation is designed to apply these three roaming caps at least until the CRTC issues a decision on whether (and, if so, how to) regulate wholesale wireless roaming in the TNC 2014-76 proceeding described in the BCE 2014 First Quarter MD&A under section 6, Regulatory Environment. The financial impact of the proposed caps in the Budget Implementation Act, and any possible CRTC initiatives relating to the regulation of wholesale roaming rates, towers or other wholesale wireless services resulting from the TNC 2014-76 proceeding, is unclear at this time.

On July 31, 2014 the CRTC issued a decision in another proceeding related to wireless roaming wherein it prohibited the use of exclusivity provisions in wholesale roaming agreements. This decision is not expected to have a material impact for our operations.

RADIOCOMMUNICATIONS ACT

AWS-3 SPECTRUM AUCTION

On July 28, 2014, Industry Canada released a consultation paper seeking input regarding a technical, policy and licensing framework which will govern the auction, previously announced on July 7, 2014, of 50 MHz of spectrum in the AWS-3 band. The consultation paper indicates that Industry Canada plans to hold the auction in March 2015 just in advance of the auction of 2500 MHz spectrum previously announced and scheduled for April 2015. Industry Canada proposes a sealed-bid, second-price auction process which varies from the auction processes used in the 2008 AWS and 2013 700 MHz auctions.

Two paired blocks are to be made available for licensing on a Tier 2 (essentially a provincial/regional) basis. Of the 50 MHz of available spectrum, one 30 MHz block is reserved as a new entrant set aside. Qualified new entrants would be those who have deployed their 2008 AWS auction spectrum and who are actually serving customers. The remaining 20 MHz block is available to any bidder including large national or provincially-based incumbents. Industry Canada proposes that the auctioned licences will have a 20 year-term and will be subject to deployment requirements at 5 and 10 years following licence issuance.

Comments in response to Industry Canada’s proposals in the consultation paper are due to be submitted by September 4, 2014 with reply comments due to be submitted by October 2, 2014.

34 BCE Inc. 2014 Second Quarter Shareholder Report

7	BUSINESS RISKS	MD&A

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

In the BCE 2013 Annual MD&A we provided a detailed review of risks that could affect our financial position, financial performance, cash flows, business or reputation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks is updated in the BCE 2014 First Quarter MD&A and in this MD&A. The risks described in the BCE 2013 Annual MD&A included, without limitation, risks associated with:

  the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics such as ARPU the level of technological substitution and the presence of alternative service providers, contributing to reduced utilization of traditional wireline voice services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s TV and radio markets variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and ratings/audience levels the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a low cost operational delivery model our failure to carry out wireline network evolution activities, and to meet network upgrade or deployment timelines within our capital intensity target our failure to maintain network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective IT systems, and the complexity and costs of our IT environment our inability to protect our data centres, electronic and physical records and the information stored therein employee retention and performance, and labour disruptions our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including to continue to implement our targeted cost reduction initiatives ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units pension obligation volatility and increased contributions to post-employment benefit plans events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities in-orbit risks of satellites used by Bell TV
  unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws
  our capital and other expenditure levels, financing and debt requirements and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to evolve practices and effectively monitor and control fraudulent activities the theft of our direct-to-home (DTH) satellite TV services copyright theft and other unauthorized use of our content
  higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits health concerns about radio frequency emissions from wireless devices and equipment our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks
BCE Inc. 2014 Second Quarter Shareholder Report 35

7	BUSINESS RISKS	MD&A

  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained stock market volatility

Please see section 9, Business Risks of the BCE 2013 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2013 Annual MD&A referred to therein, are incorporated by reference in this section 7. In addition, please see section 6, Regulatory Environment in this MD&A and section 6, Regulatory Environment in the BCE 2014 First Quarter MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2013 Annual MD&A, which sections 6 are incorporated by reference in this section 7. Except for the updates set out in this section 7, Business Risks and in section 6, Regulatory Environment in this MD&A, as well as in section 6, Regulatory Environment of the BCE 2014 First Quarter MD&A, the risks described in the BCE 2013 Annual MD&A remain substantially unchanged.

UPDATE TO THE DESCRIPTION OF BUSINESS RISKS

PRIVATIZATION OF BELL ALIANT

The expected timing and completion of the Common Share Offer and the Preferred Share Offer (collectively, the Offers), and of the Privatization and the Preferred Share Exchange (collectively, the Transactions) are subject to closing conditions and other risks and uncertainties and there can be no certainty that anticipated benefits will be realized.

The expected timing and completion of the Offers and the Transactions are subject to certain conditions including, in the case of the Common Share Offer, that more than 50% of Bell Aliant common shares not held by BCE or other interested common shareholders are tendered, and in the case of the Preferred Share Offer, that at least 66 2/3% of Prefco preferred shares are tendered. Timing of completion of the Privatization would be accelerated if at least 90% of the outstanding Bell Aliant common shares (not held by BCE or other interested common shareholders) are tendered prior to the expiry of the Common Share Offer. Timing of completion of the Preferred Share Exchange would be accelerated if at least 90% of outstanding Prefco preferred shares are tendered prior to the expiry of the Preferred Share Offer. The completion of the Preferred Share Offer is conditional upon satisfaction of the conditions of the Common Share Offer. The completion of the Offers and the Transactions and achievement of the expected strategic and financial benefits and the competitive, operational and cost efficiencies are also subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, the conditions set out in the Support Agreement. Accordingly, there can be no assurance that the Offers and the Transactions will be completed, or that they will occur at the times or on the terms and conditions currently contemplated. In addition, there can be no assurance that the strategic and financial benefits and the competitive, operational and cost efficiencies expected to result from the Privatization will be fully realized. The Offers and the Transactions could be modified, restructured or terminated. On August 5, 2014, Competition Act clearance was obtained. Accordingly, subject to the listing requirements of the Toronto and the New York stock exchanges, all regulatory conditions have been met to complete the Transactions. Reference is made to the Support Agreement, a copy of which is available under Bell Aliant’s SEDAR profile at Sedar.com, for the full terms and conditions of the Offers.

BCE is proposing to privatize Bell Aliant in order to create certain benefits including, without limitation, simplifying its corporate structure, increasing overall operating and capital efficiencies and achieving free cash flow accretion to support BCE’s broadband investment strategy and dividend growth objective. Achieving the anticipated benefits depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as BCE’s ability to realize the synergies from fully combining the Bell Aliant businesses and operations with those of Bell Canada. The consummation of the Privatization and the integration require dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The consummation of the Privatization and the integration may lead to greater than expected operational challenges and costs, expenses, liabilities, customer loss and business disruption for BCE and, consequently, the failure to realize, in whole or in part, the anticipated benefits. Finally, BCE’s expectation that the Privatization will be accretive to BCE’s free cash flow is subject to the risks that will be faced by Bell Aliant’s business following completion of the Privatization, certain of which risks are described in BCE, Bell Aliant and Bell Aliant Regional Communications Inc.’s (Bell Aliant GP) respective MD&As for the financial year ended December 31, 2013, as updated in BCE, Bell Aliant and Bell Aliant GP’s quarterly MD&As.

NET DEBT LEVERAGE RATIO

The expected return of Bell Canada’s net debt leverage ratio within the revised net debt leverage ratio target range is subject to certain risks and assumptions.

The expected return of Bell Canada’s net debt leverage ratio within the revised net debt leverage ratio target range is subject to certain assumptions including, in particular, growth in Bell Canada’s free cash flow as well as the application of free cash flow after dividends to the reduction of Bell Canada’s indebtedness. Free cash flow growth is, in turn, subject to the risk factors and assumptions disclosed in the BCE 2013 Annual MD&A as updated in the BCE 2014 First Quarter MD&A. In addition, other acquisitions made by BCE in the future could have an adverse effect on Bell Canada’s net debt leverage ratio.

POST-EMPLOYMENT BENEFIT OBLIGATIONS

We may be required to increase contributions to our post-employment benefit plans in the future.

In June 2014, we filed updated post-employment benefit plans valuations as of December 31, 2013 which confirmed our expected funding for 2014 as disclosed in the BCE 2013 Annual MD&A.

36 BCE Inc. 2014 Second Quarter Shareholder Report

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8.1 OUR ACCOUNTING POLICIES

This section describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

BCE’s 2014 second quarter consolidated interim financial statements (financial statements) were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 6, 2014. BCE’s financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant Accounting Policies in BCE’s consolidated financial statements for the year ended December 31, 2013, except as noted below. The financial statements do not include all of the notes required in the annual financial statements.

ADOPTION OF AMENDED ACCOUNTING STANDARDS AND INTERPRETATIONS

As required, effective January 1, 2014, we adopted the following amended accounting standards and interpretations on a retrospective basis, none of which had a significant impact on our financial statements.

IAS 36

In May 2013, the IASB amended IAS 36 – Impairment of Assets, providing guidance on recoverable amount disclosures for non-financial assets.

This amendment did not have a significant impact on our financial statements.

IAS 39

In June 2013, the IASB amended IAS 39 – Financial Instruments: Recognition and Measurement, providing guidance on novation of over-the-counter derivatives and continued designation for hedge accounting.

This amendment did not have a significant impact on our financial statements.

IAS 32

In December 2011, the IASB amended IAS 32 – Financial Instruments: Presentation, clarifying the application of the offsetting requirements of financial assets and financial liabilities.

This amendment did not have a significant impact on our financial statements.

INTERNATIONAL FINANCIAL REPORTING INTERPRETATIONS COMMITTEE (IFRIC) 21

In May 2013, the IASB issued IFRIC 21 – Levies, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain.

IFRIC 21 did not have a significant impact on our financial statements.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following new or amended standards issued by the IASB have not yet been adopted by BCE.

IFRS 9

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, setting out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy and sell non-financial items. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard establishes a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. It also provides guidance on an entity’s own credit risk relating to financial liabilities and has modified the hedge accounting model to better link the economics of risk management with its accounting treatment. Additional disclosures will also be required under the new standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

We are currently evaluating the impact of IFRS 9 on our financial statements.

BCE Inc. 2014 Second Quarter Shareholder Report 37

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

IAS 16 AND IAS 38

In May 2014, the IASB amended IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets to clarify that a revenue-based approach to calculate depreciation and amortization generally is not appropriate as it does not reflect the consumption of the economic benefits embodied in the related asset. These amendments must be applied prospectively for annual periods beginning on or after January 1, 2016.

The amendments to IAS 16 and IAS 38 are not expected to have a significant impact on our financial statements.

IFRS 11

In May 2014, the IASB amended IFRS 11 – Joint Arrangements to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3 – Business Combinations. The amended standard requires the acquirer to apply all of the principles on accounting for business combinations in IFRS 3 and other IFRSs except for any principles that conflict with IFRS 11. These amendments must be applied prospectively for those acquisitions occurring in annual periods beginning on or after January 1, 2016.

The amendments to IFRS 11 are not expected to have a significant impact on our financial statements.

IFRS 15

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers to establish principles to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of IAS 17 – Leases or other IFRSs. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1. Identify the contract with a customer
2. Identify the performance obligations in the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations in the contract
5. Recognize revenue when (or as) the entity satisfies a performance obligation

The new standard also provides guidance relating to contract costs and for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets such as property and equipment. Additional disclosures will also be required under the new standard. IFRS 15 must be adopted for annual periods beginning on or after January 1, 2017 using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach.

IFRS 15 will affect how we account for revenues and contracts costs for Bell Wireless and our other segments. We are currently evaluating the impact of IFRS 15 on our financial statements.

CHANGE IN ACCOUNTING ESTIMATE

As part of our ongoing annual review of property, plant and equipment and finite-life intangible assets, and to better reflect their useful lives, we increased the lives of certain IT software assets from 5 years to 7 years and reduced the lives of certain network assets, including our code division multiple access (CDMA) network. The changes have been applied prospectively effective July 1, 2014 and are not expected to have a significant impact on our financial statements.

38 BCE Inc. 2014 Second Quarter Shareholder Report

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8.2 NON-GAAP FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS (KPIs)

This section describes the non-GAAP financial measures and KPIs we use to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

NON-GAAP FINANCIAL MEASURES

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

Beginning with Q2 2014, we reference Adjusted EBITDA and Adjusted EBITDA margin as non-GAAP financial measures. These terms replace the previously referenced non-GAAP financial measures EBITDA and EBITDA margin. Our definition of Adjusted EBITDA and Adjusted EBITDA margin are unchanged from our former definition of EBITDA and EBITDA margin respectively. Accordingly, this change in terminology has no impact on our reported financial results for prior periods.

The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q2 2014 financial statements. We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues.

We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to Adjusted EBITDA.

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net earnings	707	671	1,421	1,343
Severance, acquisition and other costs	54	28	92	61
Depreciation	708	681	1,407	1,356
Amortization	171	161	338	324
Finance costs
Interest expense	229	228	464	449
Interest on post-employment benefit obligations	26	38	51	75
Other expense (income)	13	63	(74)	(17)
Income taxes	236	196	467	437
Adjusted EBITDA	2,144	2,066	4,166	4,028
BCE Operating Revenues	5,220	5,000	10,319	9,919
Adjusted EBITDA Margin	41.1%	41.3%	40.4%	40.6%

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

BCE Inc. 2014 Second Quarter Shareholder Report 39

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	Q2 2014		Q2 2013		YTD 2014		YTD 2013
		PER		PER		PER		PER
	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE
Net earnings attributable to common shareholders	606	0.78	571	0.74	1,221	1.57	1,137	1.47
Severance, acquisition and other costs	38	0.05	21	0.02	61	0.08	44	0.05
Net gains on investments	(4)	(0.01)	(1)	–	(16)	(0.02)	(3)	–
Premiums on early redemption of debt	–	–	3	0.01	–	–	15	0.02
Adjusted net earnings	640	0.82	594	0.77	1,266	1.63	1,193	1.54

FREE CASH FLOW AND FREE CASH FLOW PER SHARE

The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant free cash flow. We define free cash flow per share as free cash flow divided by the average number of common shares outstanding.

We consider free cash flow and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Cash flows from operating activities	1,850	1,868	2,832	2,908
Bell Aliant dividends to BCE	48	47	48	95
Capital expenditures	(937)	(830)	(1,666)	(1,552)
Cash dividends paid on preferred shares	(31)	(32)	(63)	(58)
Cash dividends paid by subsidiaries to non-controlling interest	(68)	(74)	(75)	(147)
Acquisition costs paid	16	8	30	18
Bell Aliant free cash flow	(63)	(84)	(29)	(114)
Free cash flow	815	903	1,077	1,150
Average number of common shares outstanding (millions)	777.7	775.9	777.1	775.8
Free cash flow per share	1.05	1.16	1.39	1.48

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents as shown in BCE’s consolidated statement of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage. Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	JUNE 30, 2014	DECEMBER 31, 2013
Debt due within one year	2,736	2,571
Long-term debt	16,150	16,341
50% of outstanding preferred shares	1,698	1,698
Cash and cash equivalents	(150)	(335)
Net debt	20,434	20,275

40 BCE Inc. 2014 Second Quarter Shareholder Report

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

KPIs

We use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
Capital Intensity	Capital expenditures divided by operating revenues.
ARPU	Average revenue per user or subscriber is certain service revenues divided by the average subscriber base for the specified period.
Churn	Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.
COA	COA is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.
Dividend Payout Ratio	Dividends paid on common shares divided by free cash flow.
Net Debt to Adjusted EBITDA	Bell Net debt divided by Adjusted EBITDA. Net debt is debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. For the purposes of calculating our net debt to Adjusted EBITDA ratio, Adjusted EBITDA is defined as twelve-month trailing Bell Adjusted EBITDA including dividends from Bell Aliant to BCE.
Adjusted EBITDA to Net Interest Expense	Adjusted EBITDA divided by net interest expense. For the purposes of calculating our Adjusted EBITDA to Net Interest Expense ratio, Adjusted EBITDA is defined as twelve-month trailing Bell Adjusted EBITDA including dividends from Bell Aliant to BCE. Net interest expense is twelve-month trailing Bell interest expense excluding interest on post-employment benefit obligations and including 50% of preferred dividends.

8.3 CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Following the acquisition of Astral by BCE on July 5, 2013, the design and evaluation of Astral’s disclosure controls and procedures and internal control over financial reporting including, without limitation, those relating to the assets and liabilities of Astral, have been completed except for those concerning billing and programming costs, which relate to Astral’s revenues and net earnings. Accordingly, in accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Chief Executive Officer and the Chief Financial Officer of BCE have limited the scope of their design and evaluation of BCE’s disclosure controls and procedures and internal control over financial reporting to exclude the controls, policies and procedures of Astral relating to billing and programming costs. Astral’s contribution to our financial statements for the six months ended June 30, 2014 was approximately 3% of consolidated revenues and 9% of consolidated net earnings. The design of Astral’s disclosure controls and procedures and internal control over financial reporting relating to billing and programming costs will be completed for Q3 2014.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BCE Inc. 2014 Second Quarter Shareholder Report 41

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)
(UNAUDITED)	NOTE	2014	2013	2014	2013
Operating revenues	3	5,220	5,000	10,319	9,919
Operating costs	4	(3,076)	(2,934)	(6,153)	(5,891)
Severance, acquisition and other costs	5	(54)	(28)	(92)	(61)
Depreciation		(708)	(681)	(1,407)	(1,356)
Amortization		(171)	(161)	(338)	(324)
Finance costs
Interest expense		(229)	(228)	(464)	(449)
Interest on post-employment benefit obligations	10	(26)	(38)	(51)	(75)
Other (expense) income	6	(13)	(63)	74	17
Income taxes		(236)	(196)	(467)	(437)
Net earnings		707	671	1,421	1,343
Net earnings attributable to:
Common shareholders		606	571	1,221	1,137
Preferred shareholders		33	33	66	66
Non-controlling interest		68	67	134	140
Net earnings		707	671	1,421	1,343
Net earnings per common share – basic and diluted	7	0.78	0.74	1.57	1.47
Average number of common shares outstanding – basic (millions)		777.7	775.9	777.1	775.8

42 BCE Inc. 2014 Second Quarter Shareholder Report

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	2014	2013	2014	2013
Net earnings	707	671	1,421	1,343
Other comprehensive (loss) income, net of income taxes
Items that will be reclassified subsequently to net earnings
Net change in value of available-for-sale financial assets, net of income taxes of nil for the three months and six months ended June 30, 2014 and 2013, respectively	–	–	1	3
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $11 million and ($7) million for the three months ended June 30, 2014 and 2013, respectively, and $6 million and ($7) million for the six months ended June 30, 2014 and 2013, respectively	(30)	21	(17)	20
Items that will not be reclassified to net earnings
Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $137 million and ($190) million for the three months ended June 30, 2014 and 2013, respectively, and $305 million and ($210) million for the six months ended June 30, 2014 and 2013, respectively (1)	(372)	532	(828)	580
Other comprehensive (loss) income	(402)	553	(844)	603
Total comprehensive income	305	1,224	577	1,946
Total comprehensive income attributable to:
Common shareholders	240	1,053	455	1,659
Preferred shareholders	33	33	66	66
Non-controlling interest	32	138	56	221
Total comprehensive income	305	1,224	577	1,946

(1)	The discount rate used to value our post-employment benefit obligations at June 30, 2014 was 4.2% compared to 4.5% at March 31, 2014 and 4.9% at December 31, 2013. The discount rate used to value our post-employment benefit obligations at June 30, 2013 was 4.7% compared to 4.3% at March 31, 2013 and 4.4% at December 31, 2012.

BCE Inc. 2014 Second Quarter Shareholder Report 43

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	JUNE 30, 2014	DECEMBER 31, 2013
ASSETS
Current assets
Cash		125	220
Cash equivalents		25	115
Trade and other receivables		2,860	3,043
Inventory		384	383
Prepaid expenses		541	415
Assets held for sale	8	195	719
Other current assets		131	175
Total current assets		4,261	5,070
Non-current assets
Property, plant and equipment		20,911	20,743
Intangible assets	9	10,019	9,552
Deferred tax assets		218	165
Investments in associates and joint ventures		771	775
Other non-current assets		679	698
Goodwill		8,364	8,381
Total non-current assets		40,962	40,314
Total assets		45,223	45,384
LIABILITIES
Current liabilities
Trade payables and other liabilities		3,798	4,339
Interest payable		137	147
Dividends payable		556	466
Current tax liabilities		268	367
Debt due within one year		2,736	2,571
Total current liabilities		7,495	7,890
Non-current liabilities
Long-term debt		16,150	16,341
Deferred tax liabilities		1,106	1,318
Post-employment benefit obligations		3,241	2,127
Other non-current liabilities		1,480	1,458
Total non-current liabilities		21,977	21,244
Total liabilities		29,472	29,134
EQUITY
Equity attributable to BCE shareholders
Preferred shares		3,395	3,395
Common shares		13,726	13,629
Contributed surplus		2,614	2,615
Accumulated other comprehensive (loss) income		(2)	14
Deficit		(5,146)	(4,642)
Total equity attributable to BCE shareholders		14,587	15,011
Non-controlling interest		1,164	1,239
Total equity		15,751	16,250
Total liabilities and equity		45,223	45,384

44 BCE Inc. 2014 Second Quarter Shareholder Report

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD ENDED JUNE 30, 2014 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	ATTRIBUTABLE TO BCE SHAREHOLDERS						NON- CONTROLLING INTEREST	TOTAL EQUITY
	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE (LOSS) INCOME	DEFICIT	TOTAL
Balance at January 1, 2014	3,395	13,629	2,615	14	(4,642)	15,011	1,239	16,250
Net earnings	–	–	–	–	1,287	1,287	134	1,421
Other comprehensive loss	–	–	–	(16)	(750)	(766)	(78)	(844)
Total comprehensive (loss) income	–	–	–	(16)	537	521	56	577
Common shares issued under stock option plan	–	45	(4)	–	–	41	–	41
Common shares issued under employee savings plan	–	52	–	–	–	52	–	52
Other share-based compensation	–	–	3	–	(15)	(12)	4	(8)
Dividends declared on BCE common and preferred shares	–	–	–	–	(1,026)	(1,026)	–	(1,026)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(135)	(135)
Balance at June 30, 2014	3,395	13,726	2,614	(2)	(5,146)	14,587	1,164	15,751

FOR THE PERIOD ENDED JUNE 30, 2013 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	ATTRIBUTABLE TO BCE SHAREHOLDERS
	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2013	3,395	13,611	2,557	(6)	(5,682)	13,875	850	14,725
Net earnings	–	–	–	–	1,203	1,203	140	1,343
Other comprehensive income	–	–	–	22	500	522	81	603
Total comprehensive income	–	–	–	22	1,703	1,725	221	1,946
Common shares issued under stock option plan	–	14	(1)	–	–	13	–	13
Common shares issued under employee savings plan	–	4	–	–	–	4	–	4
Other share-based compensation	–	–	38	–	(3)	35	3	38
Dividends declared on BCE common and preferred shares	–	–	–	–	(970)	(970)	–	(970)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(153)	(153)
Equity securities issued by subsidiaries to non-controlling interest	–	–	–	–	–	–	225	225
Equity transaction with non-controlling interest	–	–	–	–	(7)	(7)	7	–
Balance at June 30, 2013	3,395	13,629	2,594	16	(4,959)	14,675	1,153	15,828

BCE Inc. 2014 Second Quarter Shareholder Report 45

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2014	2013	2014	2013
Cash flows from operating activities
Net earnings		707	671	1,421	1,343
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	5	54	28	92	61
Depreciation and amortization		879	842	1,745	1,680
Post-employment benefit plans cost	10	94	107	193	221
Net interest expense		226	225	460	445
Gains on investments	6	(4)	(1)	(16)	(3)
Income taxes		236	196	467	437
Contributions to post-employment benefit plans		(85)	(76)	(173)	(174)
Payments under other post-employment benefit plans		(18)	(18)	(36)	(36)
Severance and other costs paid		(38)	(45)	(106)	(94)
Acquisition costs paid		(16)	(8)	(30)	(18)
Interest paid		(231)	(206)	(460)	(402)
Income taxes paid (net of refunds)		(110)	(37)	(471)	(185)
Net change in operating assets and liabilities		156	190	(254)	(367)
Cash flows from operating activities		1,850	1,868	2,832	2,908
Cash flows used in investing activities
Capital expenditures		(937)	(830)	(1,666)	(1,552)
Business dispositions	8	–	1	538	1
Acquisition of spectrum licences	9	(453)	–	(566)	–
Other investing activities		2	16	(3)	13
Cash flows used in investing activities		(1,388)	(813)	(1,697)	(1,538)
Cash flows (used in) from financing activities
(Decrease) increase in notes payable and bank advances		(443)	(321)	158	17
Issue of long-term debt		150	1,408	183	2,415
Repayment of long-term debt		(136)	(513)	(551)	(802)
Issue of common shares		9	–	41	13
Issue of equity securities by subsidiaries to non-controlling interest		–	–	–	230
Cash dividends paid on common shares		(480)	(452)	(932)	(892)
Cash dividends paid on preferred shares		(31)	(32)	(63)	(58)
Cash dividends paid by subsidiaries to non-controlling interest		(68)	(74)	(75)	(147)
Other financing activities		(33)	(18)	(81)	(67)
Cash flows (used in) from financing activities		(1,032)	(2)	(1,320)	709
Net increase (decrease) in cash		26	7	(95)	4
Cash at beginning of period		99	116	220	119
Cash at end of period		125	123	125	123
Net (decrease) increase in cash equivalents		(596)	1,046	(90)	2,075
Cash equivalents at beginning of period		621	1,039	115	10
Cash equivalents at end of period		25	2,085	25	2,085

46 BCE Inc. 2014 Second Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2013 annual consolidated financial statements, approved by BCE’s board of directors on March 6, 2014.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates; Bell means our Bell Wireless, Bell Wireline and Bell Media segments on an aggregate basis; and Bell Aliant means, as the context may require, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates.

NOTE 1 CORPORATE INFORMATION

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media, and radio broadcasting services to customers across Canada and out-of-home advertising services.

NOTE 2 BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 6, 2014. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in our consolidated financial statements for the year ended December 31, 2013, except as noted below. These financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

ADOPTION OF AMENDED ACCOUNTING STANDARDS AND INTERPRETATIONS

As required, effective January 1, 2014, we adopted the following amended accounting standards and interpretations on a retrospective basis, none of which had a significant impact on our financial statements.

IAS 36

In May 2013, the IASB amended IAS 36 – Impairment of Assets, providing guidance on recoverable amount disclosures for non-financial assets.

This amendment did not have a significant impact on our financial statements.

IAS 39

In June 2013, the IASB amended IAS 39 – Financial Instruments: Recognition and Measurement, providing guidance on novation of over-the-counter derivatives and continued designation for hedge accounting.

This amendment did not have a significant impact on our financial statements.

IAS 32

In December 2011, the IASB amended IAS 32 – Financial Instruments: Presentation, clarifying the application of the offsetting requirements of financial assets and financial liabilities.

This amendment did not have a significant impact on our financial statements.

INTERNATIONAL FINANCIAL REPORTING INTERPRETATIONS COMMITTEE (IFRIC) 21

In May 2013, the IASB issued IFRIC 21 – Levies, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain.

IFRIC 21 did not have a significant impact on our financial statements.

BCE Inc. 2014 Second Quarter Shareholder Report 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following new or amended standards issued by the IASB have not yet been adopted by BCE.

IFRS 9

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, setting out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy and sell non-financial items. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard establishes a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. It also provides guidance on an entity’s own credit risk relating to financial liabilities and has modified the hedge accounting model to better link the economics of risk management with its accounting treatment. Additional disclosures will also be required under the new standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

We are currently evaluating the impact of IFRS 9 on our financial statements.

IAS 16 AND IAS 38

In May 2014, the IASB amended IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets to clarify that a revenue-based approach to calculate depreciation and amortization generally is not appropriate as it does not reflect the consumption of the economic benefits embodied in the related asset. These amendments must be applied prospectively for annual periods beginning on or after January 1, 2016.

The amendments to IAS 16 and IAS 38 are not expected to have a significant impact on our financial statements.

IFRS 11

In May 2014, the IASB amended IFRS 11 – Joint Arrangements to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3 – Business Combinations. The amended standard requires the acquirer to apply all of the principles on accounting for business combinations in IFRS 3 and other IFRSs except for any principles that conflict with IFRS 11. These amendments must be applied prospectively for those acquisitions occurring in annual periods beginning on or after January 1, 2016.

The amendments to IFRS 11 are not expected to have a significant impact on our financial statements.

IFRS 15

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers to establish principles to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of IAS 17 – Leases or other IFRSs. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1. Identify the contract with a customer
2. Identify the performance obligations in the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations in the contract
5. Recognize revenue when (or as) the entity satisfies a performance obligation

The new standard also provides guidance relating to contract costs and for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets such as property and equipment. Additional disclosures will also be required under the new standard. IFRS 15 must be adopted for annual periods beginning on or after January 1, 2017 using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach.

IFRS 15 will affect how we account for revenues and contracts costs for Bell Wireless and our other segments. We are currently evaluating the impact of IFRS 15 on our financial statements.

CHANGE IN ACCOUNTING ESTIMATES

As part of our ongoing annual review of property, plant and equipment and finite-life intangible assets, and to better reflect their useful lives, we increased the lives of certain information technology (IT) software assets from 5 years to 7 years and reduced the lives of certain network assets, including our code division multiple access (CDMA) network. The changes have been applied prospectively effective July 1, 2014 and are not expected to have a significant impact on our financial statements.

48 BCE Inc. 2014 Second Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 SEGMENTED INFORMATION

The following tables present financial information by segment for the three months and six months ended June 30, 2014 and 2013.

FOR THE THREE MONTHS ENDED JUNE 30, 2014					INTER-			INTER-
					SEGMENT			SEGMENT
		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		1,509	2,397	689	–	4,595	625	–	5,220
Inter-segment		13	88	72	(119)	54	57	(111)	–
Total operating revenues		1,522	2,485	761	(119)	4,649	682	(111)	5,220
Operating costs	4	(855)	(1,532)	(551)	119	(2,819)	(368)	111	(3,076)
Segment profit (1)		667	953	210	–	1,830	314	–	2,144
Severance, acquisition and other costs	5	(3)	(17)	(28)	–	(48)	(6)	–	(54)
Depreciation and amortization		(132)	(574)	(35)	–	(741)	(138)	–	(879)
Finance costs
Interest expense									(229)
Interest on post-employment benefit obligations	10								(26)
Other expense	6								(13)
Income taxes									(236)
Net earnings									707

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE THREE MONTHS ENDED JUNE 30, 2013					INTER-			INTER-
					SEGMENT			SEGMENT
		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		1,427	2,424	520	–	4,371	629	–	5,000
Inter-segment		15	82	39	(83)	53	62	(115)	–
Total operating revenues		1,442	2,506	559	(83)	4,424	691	(115)	5,000
Operating costs	4	(833)	(1,527)	(403)	83	(2,680)	(369)	115	(2,934)
Segment profit (1)		609	979	156	–	1,744	322	–	2,066
Severance, acquisition and other costs	5	–	(24)	(4)	–	(28)	–	–	(28)
Depreciation and amortization		(121)	(563)	(23)	–	(707)	(135)	–	(842)
Finance costs
Interest expense									(228)
Interest on post-employment benefit obligations	10								(38)
Other expense	6								(63)
Income taxes									(196)
Net earnings									671

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2014 Second Quarter Shareholder Report 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014					INTER-			INTER-
					SEGMENT			SEGMENT
		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		2,967	4,774	1,337	–	9,078	1,241	–	10,319
Inter-segment		27	173	146	(237)	109	117	(226)	–
Total operating revenues		2,994	4,947	1,483	(237)	9,187	1,358	(226)	10,319
Operating costs	4	(1,699)	(3,064)	(1,123)	237	(5,649)	(730)	226	(6,153)
Segment profit (1)		1,295	1,883	360	–	3,538	628	–	4,166
Severance, acquisition and other costs	5	(4)	(37)	(33)	–	(74)	(18)	–	(92)
Depreciation and amortization		(259)	(1,142)	(68)	–	(1,469)	(276)	–	(1,745)
Finance costs
Interest expense									(464)
Interest on post-employment benefit obligations	10								(51)
Other income	6								74
Income taxes									(467)
Net earnings									1,421

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE SIX MONTHS ENDED JUNE 30, 2013					INTER-			INTER-
					SEGMENT			SEGMENT
		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		2,823	4,851	994	–	8,668	1,251	–	9,919
Inter-segment		28	163	78	(165)	104	124	(228)	–
Total operating revenues		2,851	5,014	1,072	(165)	8,772	1,375	(228)	9,919
Operating costs	4	(1,657)	(3,077)	(818)	165	(5,387)	(732)	228	(5,891)
Segment profit (1)		1,194	1,937	254	–	3,385	643	–	4,028
Severance, acquisition and other costs	5	(1)	(48)	(10)	–	(59)	(2)	–	(61)
Depreciation and amortization		(240)	(1,121)	(46)	–	(1,407)	(273)	–	(1,680)
Finance costs
Interest expense									(449)
Interest on post-employment benefit obligations	10								(75)
Other income	6								17
Income taxes									(437)
Net earnings									1,343

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

50 BCE Inc. 2014 Second Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 OPERATING COSTS

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2014	2013	2014	2013
Labour costs
Wages, salaries and related taxes and benefits (1)		(1,092)	(1,042)	(2,157)	(2,057)
Post-employment benefit plans service cost (net of capitalized amounts)	10	(68)	(69)	(142)	(146)
Other labour costs (1) (2)		(243)	(235)	(476)	(468)
Less:
Capitalized labour (1)		254	247	486	470
Total labour costs		(1,149)	(1,099)	(2,289)	(2,201)
Cost of revenues (1) (3)		(1,491)	(1,419)	(2,983)	(2,848)
Other operating costs (1) (4)		(436)	(416)	(881)	(842)
Total operating costs		(3,076)	(2,934)	(6,153)	(5,891)

(1)	We have reclassified amounts for the prior period to make it consistent with the presentation for the current period.
(2)	Other labour costs include contractor and outsourcing costs.
(3)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(4)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

NOTE 5 SEVERANCE, ACQUISITION AND OTHER COSTS

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2014	2013	2014	2013
Severance	(22)	(30)	(41)	(53)
Acquisition and other	(32)	2	(51)	(8)
Total severance, acquisition and other costs	(54)	(28)	(92)	(61)

ACQUISITION AND OTHER COSTS

In Q2 2014, we recorded acquisition costs of $16 million relating to an additional Canadian Radio-television and Telecommunications Commission (CRTC) tangible benefits obligation as part of our acquisition of Astral Media Inc. (Astral).

NOTE 6 OTHER (EXPENSE) INCOME

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2014	2013	2014	2013
Net mark-to-market (losses) gains on derivatives used as economic hedges	(22)	(54)	16	17
Equity losses from investments in associates and joint ventures	(12)	(4)	(2)	(3)
Losses on disposal/retirement of software, plant and equipment	(9)	(4)	(17)	(16)
Dividend income from assets held for sale	5	–	37	–
Gains on investments	4	1	16	3
Pension surplus distribution	–	–	–	36
Premiums on early redemption of debt	–	(10)	–	(27)
Other	21	8	24	7
Total other (expense) income	(13)	(63)	74	17

BCE Inc. 2014 Second Quarter Shareholder Report 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 EARNINGS PER SHARE

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2014	2013	2014	2013
Net earnings attributable to common shareholders – basic	606	571	1,221	1,137
Dividends declared per common share (in dollars)	0.6175	0.5825	1.2350	1.1650
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	777.7	775.9	777.1	775.8
Assumed exercise of stock options (1)	0.9	0.7	0.8	0.7
Weighted average number of common shares outstanding – diluted	778.6	776.6	777.9	776.5

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,878,224 for the second quarter of 2014 and 2,894,182 for the first half of 2014, compared to 2,590,094 for both the second quarter and first half of 2013.

NOTE 8 ACQUISITION OF ASTRAL

On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral. Astral is a media company that operates specialty and pay TV channels, radio stations and digital media properties across Canada and provides out-of-home advertising services. BCE acquired Astral to enhance our competitive position in French language broadcasting in Québec, control content costs, and increase opportunities for cross-platform innovation and advertising packages spanning digital, TV, radio and out-of-home advertising. Astral’s results are included in our Bell Media segment.

The purchase price allocation is complete and includes certain estimates. There has been no significant change to the purchase price allocation as disclosed in Note 4, Acquisition of Astral in our consolidated financial statements for the year ended December 31, 2013. The goodwill arising from the acquisition was allocated to our Bell Media group of cash generating units.

ASSETS HELD FOR SALE

As a result of BCE’s acquisition of Astral and consistent with the CRTC’s Common Ownership Policy for radio, BCE was required to sell ten Bell Media and Astral English-language radio stations. BCE also was required to sell eleven Astral TV services in order to comply with conditions attached to the Competition Bureau and CRTC approvals.

As required by the CRTC and the Competition Bureau, the management and control of the assets to be divested was transferred to an independent trustee pending their sale to third parties. They are classified as Assets held for sale in the consolidated statement of financial position and are recorded at their net realizable value.

In Q1 2014, we completed the sale of six TV services and ten radio stations for total proceeds of $538 million.

On July 31, 2014, we completed the sale of three TV services for total proceeds of approximately $170 million.

An agreement is in place, subject to closing conditions, termination rights and applicable regulatory approvals, to sell the remaining two TV services.

NOTE 9 ACQUISITION OF SPECTRUM LICENCES

On April 2, 2014, Bell acquired 700 MHz spectrum licences in every province and territorial market, comprised of 31 licences for $566 million. On March 4, 2014, Bell made a first payment of $113 million to Industry Canada. The remaining balance of $453 million was paid on April 2, 2014.

52 BCE Inc. 2014 Second Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 POST-EMPLOYMENT BENEFIT PLANS

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The costs of these plans are tabled below.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2014	2013	2014	2013
DB pension	(54)	(62)	(108)	(124)
DC pension	(22)	(18)	(51)	(43)
OPEBs	(2)	(1)	(4)	(3)
Less:
Capitalized benefit plans cost	10	12	21	24
Total post-employment benefit plans service cost included in operating costs	(68)	(69)	(142)	(146)
Other benefits cost recognized in Severance, acquisition and other costs	–	(8)	–	–
Total post-employment benefit plans service cost	(68)	(77)	(142)	(146)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2014	2013	2014	2013
DB pension	(9)	(22)	(18)	(43)
OPEBs	(17)	(16)	(33)	(32)
Total interest on post-employment benefit obligations	(26)	(38)	(51)	(75)

NOTE 11 FINANCIAL ASSETS AND LIABILITIES

CURRENCY EXPOSURES

We use foreign currency forward contracts and options to manage foreign currency risk related to anticipated transactions and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the US dollar would result in a gain of $66 million (loss of $127 million) recognized in net earnings at June 30, 2014 and a gain of $66 million (loss of $66 million) recognized in other comprehensive income at June 30, 2014, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at June 30, 2014.

		AMOUNTS		AMOUNTS
TYPE OF HEDGE	BUY CURRENCY	TO RECEIVE IN USD	SELL CURRENCY	TO PAY IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	230	CAD	241	2014	Purchase commitments
Cash flow	USD	378	CAD	411	2015	Purchase commitments
Cash flow	USD	241	CAD	260	2016-2017	Purchase commitments
Economic	USD	28	CAD	28	2014	Purchase commitments
Economic	USD	146	CAD	162	2015	Purchase commitments
Economic	USD	400	CAD	435	2014	Foreign currency debt
Economic – call options	USD	368	CAD	393	2014	Purchase commitments
Economic – call options	USD	253	CAD	272	2015	Purchase commitments
Economic – put options	USD	736	CAD	786	2014	Purchase commitments
Economic – put options	USD	506	CAD	543	2015	Purchase commitments

BCE Inc. 2014 Second Quarter Shareholder Report 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FAIR VALUE

The following table shows the fair value of our financial liabilities carried at amortized cost. Financial assets, financial liabilities and derivatives carried at fair value are individually and in aggregate immaterial.

			JUNE 30, 2014		DECEMBER 31, 2013
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE
Carried at amortized cost
CRTC tangible benefits obligation	Other current and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	341	342	350	350
CTRC deferral account obligation	Other current and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	222	240	264	283
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	16,847	19,191	17,019	18,714

NOTE 12 SHARE-BASED PAYMENTS

The following share-based payment amounts are included in the consolidated income statements as operating costs.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2014	2013	2014	2013
Employee savings plans (ESPs)	(8)	(8)	(15)	(17)
Restricted share units (RSUs)	(12)	(12)	(26)	(24)
Deferred share plans – Bell Aliant	(3)	(2)	(5)	(5)
Other (1)	(2)	(2)	(5)	(5)
Total share-based payments	(25)	(24)	(51)	(51)

(1)	Includes deferred share units (DSUs) and stock options.

The following tables show the change in outstanding ESPs, RSUs, DSUs and stock options for the six months ended June 30, 2014.

ESPs
NUMBER OF ESPs
Unvested contributions, January 1, 2014	1,230,265
Contributions	315,032
Dividends credited	30,475
Vested	(333,290)
Forfeited	(69,671)
Unvested contributions, June 30, 2014	1,172,811

RSUs
NUMBER OF RSUs
Outstanding, January 1, 2014	3,733,830
Granted	1,051,389
Dividends credited	91,952
Settled	(1,245,550)
Forfeited	(62,614)
Outstanding, June 30, 2014	3,569,007

DSUs
NUMBER OF DSUs
Outstanding, January 1, 2014	3,625,053
Issued	531,980
Dividends credited	97,797
Settled	(216,185)
Outstanding, June 30, 2014	4,038,645

54 BCE Inc. 2014 Second Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTIONS

	NUMBER OF	WEIGHTED AVERAGE
	OPTIONS	EXERCISE PRICE ($)
Outstanding, January 1, 2014	7,870,231	40
Granted	2,900,040	48
Exercised (1)	(1,161,586)	36
Forfeited	(113,581)	43
Outstanding, June 30, 2014	9,495,104	43
Exercisable, June 30, 2014	1,076,020	36

(1)	The weighted average share price for options exercised during the six months ended June 30, 2014 was $48.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2014
Weighted average fair value per option granted ($)	$2.37
Weighted average share price ($)	$48
Weighted average exercise price ($)	$48
Dividend yield	5.2%
Expected volatility	15%
Risk-free interest rate	1.5%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

NOTE 13 PRIVATIZATION OF BELL ALIANT

On July 23, 2014, BCE announced that it will offer to acquire all of the issued and outstanding common shares of Bell Aliant that it does not currently own (Privatization) through a common share tender offer (Common Share Offer). Bell Aliant, which is already controlled by BCE, is a regional communications provider. The Privatization is expected to simplify BCE’s corporate structure and increase overall operating and capital investment efficiencies while supporting BCE’s broadband investment strategy and dividend growth objective.

BCE intends to acquire all of the approximately 127.5 million issued and outstanding common shares held by public minority shareholders of Bell Aliant for a total consideration of approximately $3.95 billion.

The Common Share Offer is expected to be commenced in mid-August and to expire in the second half of September. As part of the transaction, the regular quarterly dividend that would have been payable on Bell Aliant common shares on October 6, 2014 will not be declared by Bell Aliant. In addition, Bell Aliant public minority shareholders who receive BCE common shares in the Common Share Offer will not receive BCE’s third quarter dividend declared on August 7, 2014 and payable on October 15, 2014, with regards to such shares. BCE expects the Privatization to be completed by November 30, 2014, subject to certain conditions set forth in the support agreement dated July 23, 2014 entered into between BCE, Bell Aliant and Bell Aliant Preferred Equity Inc., a copy of which is available under Bell Aliant’s SEDAR profile at Sedar.com. On August 5, 2014, Competition Act clearance was obtained. Accordingly, subject to the listing requirements of the Toronto and the New York stock exchanges, all regulatory conditions have been met to complete the Privatization.

As BCE already consolidates the financial results of Bell Aliant, the Privatization will be accounted for as an equity transaction.

BCE Inc. 2014 Second Quarter Shareholder Report 55

This document has been filed by BCE Inc. with Canadian
securities regulatory authorities and the U.S. Securities
and Exchange Commission. It can be found on BCE Inc.’s
website at BCE.ca, on SEDAR at sedar.com and on EDGAR
at sec.gov or is available upon request from:

Investor Relations
Building A, 8th floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec H3E 3B3
e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970
BCE.ca

For additional copies of this document, please contact
investor relations.

Pour obtenir un exemplaire de la version française de ce
document, contactez les Relations avec les investisseurs.	For further information concerning the Dividend
Reinvestment and Stock Purchase Plan (DRP),
direct deposit of dividend payments, the elimination
of multiple mailings or the receipt of quarterly reports,
please contact:

Canadian Stock Transfer Company Inc.
320 Bay Street, 3rd floor
Toronto, Ontario M5H 4A6
tel: 416-360-7725 or 1-800-561-0934
fax: 416-643-5501 or 1-888-249-6189
e-mail: bce@canstockta.com

PRINTED IN CANADA / 14-08 BCE-2E